FIRST STATE FINANCIAL SERVICES, INC.

      First State Financial Services, Inc. (First State) is a Delaware corporation which acquired all of the stock of First DeWitt Savings and Loan Association upon its conversion from a New Jersey state chartered mutual savings and loan association to a stock association. This conversion was completed on December 29, 1987. On March 1, 1993, First DeWitt Savings and Loan Association converted to a federal savings bank charter and on August 1, 1994, this institution became known as First DeWitt Bank. The information and consolidated financial statements in this annual report of First State relate primarily to its wholly-owned subsidiary, First DeWitt Bank, through which First State conducts its principal business activities.

       First DeWitt Bank is regulated by the Office of Thrift Supervision and is a member of the Federal Home Loan Bank of New York. The Bank's primary business consists of attracting deposits from the general public and originating first mortgage loans secured by residential properties, consumer and home equity loans and commercial and construction mortgage loans. First DeWitt conducts its business through 14 full-service offices in five counties in New Jersey. First DeWitt's deposits are insured by the FDIC.

      The common stock of First State Financial Services, Inc. is traded on the over-the-counter market and quoted by the National Association of Security Dealers Automatic Quotation (NASDAQ) National Market System under the symbol "FSFI."





        Contents:
        Chairman's Message                                       2
        Business Description                                     3
        Selected Consolidated Financial and Other Data           4
        Management's Discussion and Analysis                     5
        Consolidated Financial Statements                       16
        Stockholder Information                                 45
        Officers and Directors                                  46




To Our Shareholders:


      The year 1996 proved to be both a challenging and rewarding year for the shareholders of First State Financial Services, Inc. In terms of earnings, the company was faced with the negative impact of the one-time Savings Association Insurance Fund ("SAIF") special assessment as well as the need to provide for the potential of further deterioration
in  the  value of certain loans and other real estate owned.   On  the
positive side, the company signed a merger agreement with Sovereign Bancorp of Wyomissing, Pennsylvania (amended November 26, 1996) whereby shareholders would exchange their shares in a tax-deferred transaction for a minimum value (subject to certain contingencies)
equal  to  $14.75.   Let  me take a moment to  expand  on  both  these
challenges and rewards.

      For the full year ended September 30, 1996, the company reported a loss of $5.6 million, or $1.40 per share, compared to earnings during the comparable period last year of $4.0 million, or $1.01 per share. On a pretax basis, the loss equaled $7.3 million. The SAIF special assessment of $3.1 million accounted for 42.7% of the total pretax loss. The other factors contributing to the loss included a provision for loan losses of $8.9 million, compared to $1.7 million last year, and problem asset expenses of $3.7 million, compared to $1.6 million in 1995. On the positive side of the income statement, net interest income advanced 11.5% to $25.2 million. In terms of the balance sheet, total assets declined 4.2% to $610.4 million, while loans receivable advanced 4.2% to $480.9 million. Deposits declined slightly by 2.4% to $554.3 million. Total shareholder equity at September 30, 1996, equaled $35.2 million, or 5.8% of total assets.

      In terms of the rewards for shareholders, I am pleased to report that your company executed a Definitive Agreement dated June 24, 1996, amended on November 26, 1996, under which we would be acquired by Sovereign Bancorp. Shareholders in our company would receive the greater of $14.75 in Sovereign common stock or 1.225 shares of Sovereign common stock for each outstanding share of First State. Your company retains the right to terminate the Definitive Agreement if the average price of Sovereign is below $8.00. As of the date of this letter, Sovereign was selling at approximately $13 per share of common stock. Substantially more information contained in a proxy in preparation for a shareholders' meeting will be mailed shortly to all holders of our company stock. Assuming regulatory and shareholder approvals are obtained in due course, it is anticipated that the merger will be consummated before March 31, 1997. The senior management of your company believes that the Merger Agreement with Sovereign, which was unanimously approved by the Board of Directors of your company, is in the best interests of shareholders.

     With the pending merger, this letter to shareholders is likely to be my last chance to communicate with you. On a personal note, I would like to take this opportunity to thank all of our shareholders for your support during the past nine years. Also, I wish to thank our dedicated employees for their loyal cooperation during my tenure here at First State. With best wishes for the future, I am

                                             Sincerely yours,


                                             /s/ Michael J. Quigley,III

                                             Michael J. Quigley, III
                                             Chairman, President and
                                             Chief Executive Officer



Business Description

First State Financial Services, Inc. (First State) conducts its principal business activity through First DeWitt Bank (First DeWitt or the Bank). The principal business of the Bank is attracting deposits from the general public and originating residential mortgage loans, consumer loans, home equity loans, and commercial and construction mortgage loans. The Bank conducts its business through six full-service offices in Essex County, three full-service offices in each of Ocean and Monmouth counties, and one full service office in each of Morris and Sussex counties, New Jersey.

      The Bank has a number of different deposit programs designed to attract both short-term and long-term deposits. These programs include passbook, statement savings and club accounts, commercial checking, checking accounts, NOW accounts, money market checking and passbook accounts, IRA, SEPP and Keogh retirement accounts, certificate accounts and jumbo certificates in denominations of $100,000 or more. The principal methods used to attract deposit accounts include offering a wide variety of services and accounts, competitive interest rates, and convenient hours and locations.

      The Bank originates fixed-rate loans and ARMs on single family and multi-family residential properties for terms generally ranging from 5 to 30 years. These loans are generally originated in accordance with Federal Home Loan Mortgage Corporation and Federal National Mortgage Association standards which enable the Bank to sell or securitize these loans in the secondary mortgage market. A wide variety of consumer loan programs are offered by the Bank including automobile loans, loans secured by passbook or certificate accounts, home improvement loans, home equity lines of credit, personal loans, and student loans guaranteed by the State of New Jersey. The Bank also offers credit card programs, construction loans, and loans for commercial purposes to businesses and individuals.

     Revenues of the Bank are derived principally from interest earned on loans, fees charged in connection with loans and banking services, and interest and dividends from investment securities. The Bank's primary sources of funds are deposit inflows, interest and principal repayments on loans outstanding, prepayment of loan balances, proceeds from the sales and maturities of loans, mortgage-backed securities, investment securities and short-term investments, and borrowings.

       First State's other wholly-owned subsidiary, First State Investment Services, Inc., was organized primarily to offer professional financial services and new investment alternatives, such as tax deferred annuities, mutual funds, etc., to the Bank's customers.


Selected Financial Data

                                                         As of and for the Year Ended September 30,
                                                ----------------------------------------------------------
                                                    1996       1995        1994        1993        1992
                                                ----------  ----------  ----------  ----------  ----------
                                                      (Dollars in thousands, except per share amounts)
BALANCE SHEET DATA:
Total Assets                                    $ 610,417   $ 637,020   $ 553,483   $ 476,370   $ 470,520
                                                ==========  ==========  ==========  ==========  ==========
Loans receivable:
   Net mortgage loans (1)                         406,982     441,455     374,412     312,578     299,597
   Net consumer and commercial loans               83,055      87,412      72,002      64,042      57,551
                                                ----------  ----------  ----------  ----------  ----------
Total loans receivable                            490,037     528,867     446,414     376,620     357,148
   Mortgage-backed securities                      31,024      18,961      18,751      25,837      30,607
                                                ----------  ----------  ----------  ----------  ----------
Total loans receivable and
   mortgage-backed securities                   $ 521,061   $ 547,828   $ 465,165   $ 402,457   $ 387,755
                                                ==========  ==========  ==========  ==========  ==========
Total investment securities and FHLB stock      $  37,513   $  36,403   $  40,413   $  28,331   $  33,421
Excess of cost over fair value of net assets
   required                                         2,149       2,349       2,777       3,311       3,845
Deposits                                          554,320     567,710     479,364     432,012     428,402
Borrowed money                                      5,928      23,105      31,738       5,680       5,846
Retained income, substantially restricted          14,183      20,693      17,453      14,431      11,906
Total stockholder's equity                         35,236      41,592      37,973      34,179      31,490

OPERATING  DATA:
Interest income                                 $  49,239   $  44,349   $  34,935   $  34,624   $  36,479
Interest expense                                   24,054      21,765      13,448      15,401      20,474
                                                ----------  ----------  ----------  ----------  ----------
   Net interest income                             25,185      22,584      21,487      19,223      16,005
Provision for loan losses                           8,900       1,650       1,892       2,440       2,677
                                                ----------  ----------  ----------  ----------  ----------
Net interest income after provision
   for loan losses                                 16,285      20,934      19,595      16,783      13,328
                                                ----------  ----------  ----------  ----------  ----------
Other income                                       17,480       6,368       4,150       4,205       3,881
                                                ----------  ----------  ----------  ----------  ----------
Operating expenses                                 41,022      22,172      18,881      18,448      16,997
                                                ----------  ----------  ----------  ----------  ----------
   Income (loss) before income tax
     expense (benefit)                             (7,257)      5,130       4,864       2,540         212
Income tax expense (benefit)                       (1,608)      1,132       1,363          15        (504)
Extraordinary item                                      -           -           -           -           -
                                                ----------  ----------  ----------  ----------  ----------
   Net income (loss)                            $  (5,649)  $   3,998   $   3,501   $   2,525   $     716
                                                ==========  ==========  ==========  ==========  ==========
Net income (loss) per share                     $   (1.40)  $    1.01   $    0.91   $    0.65   $     .19

SELECTED OTHER DATA:
Return on average assets                            (0.90)%      0.67%       0.70%       0.53%       0.15%
Return on average equity                           (13.51)      10.27        9.62        7.56        2.28
Average equity to average assets                     6.69        6.56        7.27        6.99        6.70
Interest rate spread(2)                              4.41        4.25        4.72        4.50        3.94
Net yield on average interest-earning assets(3)      4.38        4.18        4.73        4.46        3.82
Average interest-earning assets to
   average interest-bearing liabilities              0.99X       0.98x       1.01x       0.99x       0.98x
Book value per share of common stock
   outstanding                                  $    8.97     $ 10.71   $    9.89   $    8.86   $    8.17
Dividends paid per share of common stock
   outstanding                                  $    0.22     $  0.21   $    0.12   $       -   $       -
Dividend payout ratio                                N/M        20.79%      13.19%       0.00%       0.00%
Number of full service offices                         14          12          12          12          11
(1)Includes construction and land development loans of $17.6 million, $23.0 million, $19.7 million, $11.3 million,
   and $19.1 million, at September 30, 1996, 1995, 1994, 1993, and 1992, respectively.   Also includes mortgage
   loans held for resale of $9.1 million, $67.2 million,$3.1 million, $10.9 million, and $10.2 million at
   September 30, 1996, 1995, 1994, 1993, and 1992, respectively.
(2)Represents the average yield earned on interest-earning assets less the average cost of interest-bearing liabilities.
(3)Represents net interest income as a percentage of average interest-earning assets.


MANAGEMENT'S DISCUSSION and ANALYSIS


Introduction

      First State Financial Services, Inc. (First State) conducts its principal business activity through First DeWitt Bank, (the Bank), a wholly-owned subsidiary.

      On June 24, 1996, the Corporation signed a definitive merger agreement providing for the acquisition of all of the outstanding stock of First State Financial Services, Inc. by Sovereign Bancorp, Inc. (Sovereign). This merger agreement was amended by an agreement (the "amendment") signed by both parties on November 26, 1996. The amendment calls for First State shareholders to receive between 1.225 and 1.84 shares of Sovereign's common stock under a floating exchange ratio for each share of First State common stock if Sovereign's average closing price as defined in the amendment (the "Sovereign Market Value") is greater than or equal to $8.00 but less than or equal to $12.04. Within this range, the exchange ratio will be $14.75 divided by the Sovereign Market Value. If the Sovereign Market Value is greater than $12.04, the exchange ratio will be 1.225. If the Sovereign Market Value falls below $8.00, the agreement may be terminated by First State unless certain conditions are met. In a related agreement, Sovereign was given an option to purchase up to 783,000 shares of First State's issued and outstanding common stock if certain conditions occur. The merger is subject to certain conditions, including approval by First State's shareholders and various regulatory authorities, and is expected to be completed by the first calendar quarter of 1997.

      On a consolidated basis, at September 30, 1996, First State had total assets of $610.4 million. This represented a decrease in assets of $26.6 million, or 4.2%, from September 30, 1995. The principal asset decreases were in mortgage loans held for resale, investments available for sale, and real estate owned. These decreases were partially offset by increases in loans receivable, mortgage backed securities and investment securities. Total liabilities were $575.2 million at September 30, 1996 and this represents a decrease of $20.2 million, or 3.4%, from September 30, 1995. The principal decreases were in deposits and borrowings, partially offset by an increase in other liabilities. Total stockholders' equity amounted to $35.2 million at September 30, 1996 and this was a decrease of $6.4 million from September 30, 1995. This decrease was primarily due to a net loss of $5.6 million for the year ended September 30, 1996.

      First State recorded a net loss for the year ended September 30, 1996 of $5.6 million, or $1.40 per share, compared to a net income of $4.0 million for the year ended September 30, 1995, or $1.01 per share. Provisions for loan losses of $8.9 million, provisions for writedowns of real estate owned of $3.0 million and the special one-time assessment of $3.1 million, charged by the Federal Deposit Insurance Corporation for the Savings Association Insurance Fund ("SAIF"), were the principal causes of the loss in the current fiscal year.

     Net income is primarily dependent upon net interest income, which represents the difference between interest income on interest earning assets and the cost of interest bearing liabilities. Earnings could be affected by interest rate fluctuations to the extent that interest bearing liabilities mature or reprice more rapidly than interest earning assets. Such asset/liability structure may result in lower net interest income during periods of rising interest rates and may be beneficial in times of declining interest rates. The net interest rate spread for fiscal 1996 was 4.41% compared to 4.25% for fiscal 1995. Net income, which is affected by interest rate spread, is also affected by lack of income from nonperforming assets, gains or losses on sales of loans and securities, provision for loan losses, other income, operating expenses, and income taxes.

      Both First State's and the Bank's capital positions remain strong, however, they were severely impacted by the loan loss provisions, writedowns of real estate owned and SAIF assessment that occurred over the year. At September 30, 1996, the Bank's capital position exceeded all regulatory requirements and was categorized as "adequately capitalized" under the Prompt Corrective Actions provisions of the Federal Deposit Insurance Corporation Improvement Act of 1991.

      First State's stock price reached record highs in 1996. At September 30, 1996, the stock closed at $13.375 per share. This compares to a stock price of $12.75 at September 30, 1995 and a $5.50 stock price in December, 1987 when First State became a public corporation.

      First DeWitt Bank continued to expand it franchise. During fiscal 1996, the Bank opened a branch office in Ocean County, New Jersey, and a branch office in Wall Township, New Jersey. The new offices brought the Bank's total number of offices in its "southern region" to six and the overall branch office total to fourteen. Deposits at these offices presently exceed $22.9 million.

      The discussion herein reflects the financial condition and results of operations of First State and should be reviewed in conjunction with the consolidated financial statements and related notes to consolidated financial statements included in this report.

Financial Condition

      Total assets of First State were $610.4 million at September 30, 1996. This was a net decrease of $26.6 million from September 30, 1995. The principal decreases in assets were in mortgage loans held for resale of $58.1 million, (due to sales), in investments available for sale of $2.3 million, (due to sales), and in real estate owned of $4.5 million, (due to sales and writedowns (see below)). Included in mortgage loans held for resale at September 30, 1995, was a portfolio of loans that totaled $60.8 million. These loans were sold during the quarter ended December 31, 1995. Cash generated from the mortgage loan sales, investment security sales, and real estate owned disposals was mainly used to fund new loan originations, repay borrowings and brokered certificates of deposit, and also to purchase other securities.

      The principal increases in assets were in loans receivable of $19.3 million, mortgage-backed-securities of $12.1 million, in investment securities of $3.8 million and in other assets of $3.2 million. Net loans receivable consisted of first mortgage loans of $407.0 million, consumer loans totaling $46.7 million, and commercial loans totaling $36.3 million. The Bank originated $107.4 million in mortgage loans during the fiscal year. This compares with loan originations of $129.1 million during fiscal 1995. The continued strong performance was mainly attributable to the Bank's loan soliciting operations. The Bank offers many loan products structured so that they are attractive to borrowers and effectively compete with mortgage banking companies and other lending institutions. A decrease in market interest rates in the later months of the fiscal year significantly slowed borrowers' requests for adjustable rate mortgage loans. The Bank alternatively invested in adjustable rate or short term mortgage-backed securities and investment securities. The $3.2 million increase in other assets was mainly due to an increase of $2.0 million in the deferred tax asset (caused by the increase in provisions for loan losses, real estate writedowns and special SAIF assessment) and the net capitalization of $471,000 in originated mortgage servicing rights.

      Problem assets at September 30, 1996 totaled $25.3 million and consisted of $19.9 million in nonaccrual loans, $4.0 million in real estate owned, and $1.4 million in current restructured loans. Comparable figures at September 30, 1995 were total problem assets of $30.5 consisting of nonaccrual loans of $18.5 million, real estate owned of $8.6 million, and current restructured loans of $3.5 million. Although the overall decrease in problem assets amounted to $5.2 million for the year, nonaccrual loans increased by $1.4 million. The increase in nonaccrual loans was mainly due to one loan relationship where the borrowers are experiencing financial difficulties. Although the loan is reserved based upon the estimated fair value of the underlying collateral, management is cooperating with the borrowers who believe they can work out of their financial difficulties. The borrowers are currently making payments which are in excess of their normal required monthly payments. Two nonaccrual loans, totaling $3.1 million, have been repaid subsequent to September 30, 1996.

      The allowance for loan losses at September 30, 1996 was $12.3 million or 61.9% of nonaccrual loans. The allowance for loan losses at September 30, 1995 was $6.1 million or 32.9% of nonaccrual loans. Provisions for loan losses during fiscal 1996 totaled $8.9 million, recoveries were $141,000 and charges against the reserve were $2.8 million. This compares with provisions for loan losses of $1.7 million during fiscal 1995, recoveries of $72,000 and charges against the reserve of $2.0 million. The Bank's Loan Review Committee analyzes the loan portfolio on a quarterly basis for classification of problem and potential problem loans. The analysis of classified loans considers such factors as the borrower's ability to repay, value of underlying collateral, loan delinquency experience, level of allowance for loan losses, and other matters which warrant consideration. The Loan Review Committee also reviews the allocation of loss reserves to loans. On April 30, 1996, the Board of Directors of First State authorized a strategic restructuring of the operations of First State with the goal of increasing profitability and substantially enhancing shareholder value. This restructuring was partially in response to an increase in nonaccrual loans that occurred over the quarter ended March 31, 1996. One of the key elements of this restructuring was to liquidate substantially all nonperforming assets by March 31, 1997. The valuations of First State's problem assets were affected by this timetable. Estimates of the carrying values necessary to dispose of the problem assets by March 31, 1997, were formulated over the quarter ended June 30, 1996 and resulted in a provision for loan losses for the quarter of $4.4 million (as well as a provision for writedowns of real estate owned of $1.3 million). Updated appraisals for several problem assets were received over the quarter ended September 30, 1996. In addition, First State's historical loss experience on loans necessitated an increase in overall general valuation allowance levels. The asset values contained in the updated appraisals as well as the increased general valuation allowance levels required a provision for loan losses of $3.3 million and a provision for the writedowns of real estate owned of $1.3 million for the quarter ended September 30, 1996.

      Management is constantly monitoring the loan portfolio and is concentrating on workouts of the Bank's troubled loans. Management believes that the present allowance for loan losses is adequate in light of management's assessment of the risk inherent in the portfolio. However, while management uses its best judgment in providing for possible loan losses, management recognizes that additional problems could develop and that future adjustments may be necessary.

      Real estate owned totaled $4.0 million at September 30, 1996 compared to $8.6 million at September 30, 1995. Dispositions of real estate owned properties amounted to $3.7 million during 1996. Real estate owned is carried on the Bank's books at fair value less estimated costs to sell. Provisions for the writedown of real estate owned totaled $3.0 million for the year ended September 30, 1996 compared to $900,000 for the year ended September 30, 1995. These provisions were affected by the strategic restructuring announced by the Board of Directors on April 30, 1996. These effects are elaborated on in the discussion of the allowance for loan losses, above. Management recognizes that future adjustments may be necessary if the real estate values decline.

     Total liabilities of First State were $575.2 million at September 30, 1996, reflecting a net decrease of $20.2 million from September
30, 1995. The principal changes were a decrease in deposits of $13.4 million, a decrease in borrowed money of $17.2 million, and offset by an increase in other liabilities of $11.0 million. Funds obtained from the sales of loans were mainly used to repay borrowings and brokered certificates of deposit. The Bank aggressively marketed certificate of deposit accounts and also continued to concentrate its efforts on attracting checking account depositors. As a result of these efforts, savings and checking deposits and certificates of deposit, other than negotiated certificates of deposit, increased $13.0 million during the year. Fiscal 1996 was a difficult year for obtaining new deposits because depositors and investors found the returns on mutual funds and stocks to be more attractive than those of deposits. The increase in other liabilities was partially due to the liability recorded for the SAIF Special Assessment of $3.1 million at September 30, 1996, in addition to several suspense items. These suspense items were comprised of a certified check for $5.0 million and $2.2 million due to the Federal Reserve Bank for customer checks that were not charged on September 30, 1996. Both of these suspense items cleared on October 1, 1996.

      First State's stockholders' equity decreased $6.4 million during the year bringing total equity to $35.2 million at September 30, 1996. The net decrease was attributable to a net loss for the year of $5.6 million, a decrease of $861,000 due to the payment of dividends, a decrease of $139,000 due to the change in net unrealized loss on securities classified as available for sale and an increase of $293,000 due to the issuance of additional shares of common stock under existing option plans. Future declaration of cash dividends by First State will depend upon dividend payments by the Bank to First State, which is its primary source of income and which is subject to regulatory restrictions. For further information regarding dividends, see Note 16 to the Consolidated Financial Statements. The Bank is categorized as "adequately capitalized" under the Federal Deposit Insurance Corporation Improvement Act of 1991 definitions.


RESULTS OF OPERATIONS

A comparison of years ended September 30, 1996 and September 30, 1995 is discussed below.

General

      First State Financial Services, Inc. recorded a net loss of $5.6 million for the year ended September 30, 1996. This compares to net income of $4.0 million for the year ended September 30, 1995. The net loss in 1996 was mainly due to provisions for loan losses of $8.9 million, provisions for writedowns of real estate owned totaling $3.0 million and a special one-time SAIF assessment charge of $3.1 million.

Interest Income

      Interest income totaled $49.2 million reflecting an increase of $4.9 million during 1996. The increase in the Bank's interest income in 1996 was mainly attributable to the increase in interest on consumer and commercial loans of $4.8 million which was primarily due to the increase in the size of the Bank's consumer and commercial loan portfolios. The average balance of those portfolios was $106.0 million in 1996 compared to $78.3 in 1995. Interest on mortgage loans decreased $790,000 in 1996 and the decrease was mainly due to the sale of mortgage loans of $81.9 million. The average yield on all loan portfolios was 8.89% in 1996 compared to 8.40% in 1995. At September 30, 1996, the loan portfolios consisted of mortgage loans of $407.0 million (which includes $215.0 million in adjustable rate mortgages), consumer loans of $46.7 million, and commercial loans of $36.3 million. The Bank utilizes the services of loan solicitors for mortgage loan production. The Bank has aggressively marketed adjustable rate loans because of their interest rate sensitivity in a rising interest rate environment. If nonaccrual loans had been current in accordance with their original terms, total interest income would have been increased by approximately $1.7 million in 1996 and approximately $1.5 million in 1995. The Bank invests its funds primarily in loans. It will invest in mortgage-backed or other securities when loan demand is slow or when security investments are a better alternative. There was a net increase in the Bank's mortgage-backed securities portfolio of $12.1 million during 1996 bringing the total to $31.0 million at September 30, 1996. Interest income on such securities increased $705,000 in 1996. The investment securities portfolio and investment securities available for sale totaled $34.1 million at September 30, 1996, an increase of $1.4 million during 1996. The average yield on all interest-earning assets was 8.56% in 1996 compared to 8.21% in 1995.

Interest Expense

      Interest expense increased $2.3 million to $24.1 million during 1996. The increase was mainly attributable to increased average deposits and to higher interest rates paid on certificate accounts, particularly jumbo and brokered certificates of deposit. The average balance of deposits in 1996 was $561.7 million compared to $532.1
million  in  1995.   The average cost of deposits in  1996  was  4.09%
compared to 3.88% in 1995. The Bank continues to concentrate its efforts to attract checking accounts, money market demand accounts, and NOW accounts. Accounts of this type are generally less interest rate sensitive than certificates of deposits and other savings deposits. In addition to providing opportunities to generate service fees, checking accounts present opportunities to develop solid core depositor relationships. At September 30, 1996, the Bank had $101.5 million in commercial checking, NOW, and money market checking accounts. This compares to $90.9 million in similar accounts at September 30, 1995. Interest expense on borrowings decreased $22,000 in 1996. Average borrowings were $18.1 million during 1996 compared to $18.0 million in 1995. The average interest rate on all interest-bearing liabilities was 4.15% for 1996 compared to 3.96% for 1995.

Net Interest Income

      Net interest income, which represents the difference between total interest earned on assets and total interest paid on deposits and borrowings supporting those assets, increased $2.6 million to $25.2 million in 1996 from $22.6 million in 1995. The components of net interest income are discussed above in more detail. The average balance of interest-earning assets was $575.1 million, yielding 8.56% in 1996, compared to $540.7, yielding 8.21% in 1995. The average balance of interest-bearing liabilities was $579.7 million in 1996 and cost 4.15%, compared to $550.2 million costing 3.96% in 1995.

      The following table sets forth, for the periods indicated, information regarding: (i) First State's average balance sheet; (ii) the dollar amounts of income from interest-earning assets and the resulting average yields; (iii) the total dollar amounts of interest expense on interest-bearing liabilities and the resulting average costs; (iv) net interest income; (v) interest rate spread; (vi) net yield earned on interest-earning assets; and (vii) the ratio of total interest-earning assets to total interest-bearing liabilities. Average balances were calculated on a daily basis (except for the balance adjustments relating to the pooling of Ocean Independent Bank in 1994, which were annualized).

                                                                             Year Ended September 30,
                                                 1996                           1995                            1994
                                    ---------------------------  ----------------------------    -----------------------------
                                     Average             Yield/    Average             Yield/      Average              Yield/
                                     Balance   Interest   Cost     Balance   Interest   Cost       Balance   Interest    Cost
                                    --------- --------  -------  ---------   --------   ----     ---------   --------    ----

Assets:
Interest-earning assets:
 Loans (1)                          $ 504,374 $ 44,862  8.89%    $ 486,641   $ 40,876   8.40%    $ 391,701   $ 31,102    7.94%
 Mortgage-Backed Securities            29,223    1,943  6.65        17,807      1,238   6.95        21,996      1,587    7.21
 Investment securities                 18,063    1,072  5.93        23,216      1,387   5.97        13,220        790    5.98
 Investments available for sale        14,634      838  5.73         8,588        525   6.11        20,487      1,104    5.39
 Federal Funds                          5,121      282  5.51         1,010         67   6.63         3,516         79    2.25
 Investments required by law            3,694      241  6.52         3,393        256   7.54         3,097        273    8.81
                                    --------- --------  -----    ---------   --------   ----     ---------   --------    ----
Total interest-earning assets         575,109   49,238  8.56       540,655     44,349   8.21       454,017     34,935    7.70
Non-interest-earning assets            49,910 --------  -----       52,448                          44,294
                                    ---------                    ---------   --------   ----     ---------   --------    ----
                                    $ 625,019                    $ 593,103                       $ 498,311
                                    =========                    ---------   --------   ----     ---------   --------    ----
Liabilities and
Stockholders' Equity:
 Interest-bearing liabilities:
 NOW and money mkt deposits            95,065    1,877  1.97        86,220      1,742   2.02        75,614      1,450   1.92
 Passbook accounts                    140,516    3,394  2.42       150,938      3,727   2.47       173,227      4,398   2.54
 Certificate accounts                 326,069   17,694  5.43       294,987     15,185   5.15       195,777      7,239   3.70
 Borrowed Money                        18,079    1,089  6.02        18,028      1,111   6.16         7,048        361   5.12
                                    --------- --------  -----    ---------   --------   ----     ---------   --------    ----
Total interest-bearing liabilities  $ 579,729   24,054  4.15     $ 550,173     21,765   3.96     $ 451,666     13,448   2.98
Non-interest bearing liabilities        3,485 --------  -----        4,013                          10,259
                                    ---------                    ---------                       ---------
                                      583,214                      554,186                         461,925
Stockholders' equity                   41,805                       38,917                          36,386
                                    ---------                    ---------                       ---------
Total liabilities and
stockholders' equity                $ 625,019                    $ 593,103                       $ 498,311
                                    =========                    =========                       =========
Net interest income,
 interest rate spread                         $ 25,184  4.41%                  22,584   4.25%                $ 21,487   4.72%
                                              ========  =====                ========   =====                ========   =====
Net interest-earning assets
 (liabilities),net yield on
 interest-earning assets            $  (4,620)          4.38%    $  (9,518)             4.18%    $   2,351              4.73%
                                    ==========                   ==========                      =========
Ratio of interest-earning assets to
 interest-bearing liabilities                            .99x                            .98x                           1.01x
(1) Includes non-accrual loans



Provision for Loan Losses

      Provisions for loan losses totaled $8.9 million during 1996 and $1.7 million in 1995. The related allowance for loan losses totaled $12.3 million at September 30, 1996. This compares to a $6.1 million allowance for loan losses at September 30, 1995. Substantially all of the nonaccrual loans are secured by first mortgage liens on real property. See "Financial Condition" section for information regarding factors which influence management's judgment in determining the amount of additions to the loan loss allowance and increases during the year.

     Although management considers the allowance for loan losses to be adequate, management recognizes that additional problems could develop and lead to additional loss provisions and asset write-downs.

Other Income

      Total other income increased $11.1 million to $17.5 million in 1996. The increased income was mainly attributable to increases in income from loan fees and other loan charges of $9.9 million and increases in net gains on the sales of loans of $982,000. The increase in income from loan fees and other loan charges was directly attributable to the Bank's credit card portfolio. First State obtained a serviced credit card portfolio through the merger with Ocean Independent Bank in October, 1994. The effect of the accounting for the credit card portfolio has caused increases in the areas of consumer loan interest, loan fees and other loan charges, and loan processing expenses. Details regarding First State's serviced credit card portfolio are discussed below. The sales of $80.6 million of mortgage loans from the available for sale portfolio generated a net gain on sales of loans of $1.1 million. The Bank maintains an investment securities available for sale portfolio and anticipates periodic sales of such securities. Net gains on such sales totaled $69,000 in 1996. Management intends to continue its efforts in acquiring checking accounts and to increase other branch service fee income through the marketing of its broad range of banking services. Income from service charges on deposit accounts totaled $1.9 million in 1996 as compared to $1.8 million in 1995.

Operating Expenses

      Operating expenses increased $18.9 million to $41.0 million in 1996. The principal increases were in loan processing expenses of
$12.8 million, in the SAIF special assessment of $3.1 million, in problem asset expenses, inclusive of real estate owned writedowns, of $2.1 million, and in compensation and employee benefits of $1.1 million. Substantially all of the increase in loan processing expenses was due to the accounting for credit card expenses. Details regarding First State's serviced credit card portfolio are discussed separately below. The increase in problem asset expenses was mainly due to writedowns of the carrying values of the properties. The writedowns were in accordance with the Bank's announced intent to liquidate substantially all of its problem assets and updated appraisals regarding the current value of the properties. The increase in compensation and employee benefits was mainly due to the continually rising cost of employee benefits, a cost of living increase, an increase in expense associated with deferred compensation and the employment of personnel to staff the two new branch offices opened during the period. Employee benefit plans are discussed in footnote 11 of the consolidated financial statements. Premises and occupancy costs increased by $317,000 to $2.3 million for 1996. This increase is due primarily to the operations of two new branch offices and high costs incurred in 1996 for snow removal. The types of other expenses together with a comparison of the prior two years are shown in Note 9 to the Consolidated Financial Statements.

A one-time special assessment of $3.1 million was levied on September 30, 1996 in connection with legislation enacted to recapitalize the Savings Association Insurance Fund ("SAIF"). The assessment was recorded on First State's financial statements as of September 30, 1996 and severely impacted earnings for the quarter. Congress passed the legislation requiring a one-time charge to SAIF insured institutions in order to recapitalize and fully fund the SAIF deposit insurance fund. As a result of fully funding the SAIF, First DeWitt's premium to SAIF will decrease significantly from the current .26 percent of insured deposits as of January 1, 1997.

The Corporation acquired a serviced credit card portfolio through the acquisition of Ocean Independent Bank in October, 1994. The arrangement with the servicer of the portfolio, Applied Card Systems
(ACS) of Wilmington, Delaware, provides the Corporation with a guaranteed net return based on the outstanding receivables associated with the serviced portfolio. The return that is guaranteed to the Corporation is net of all costs, including credit loss and cost of funds. First State records all interest income associated with the portfolio in the "Interest on consumer and commercial loans" caption and all fees associated with portfolio are recorded in the "Loan fees and other loan charges" caption. The difference between the amounts received for the two captions above and the net return guaranteed to the Corporation is considered "credit card expenses" that represent the fees paid to ACS for their servicing of the portfolio. This amount is recorded in the "Loan expenses" caption. The Corporation's business with ACS had expanded and this growth caused an increase in all three income statement captions. The detailed effect of the serviced credit card portfolio on the income statement for the years ended September 30, 1996 and 1995 are presented below.

                                         12 Months   12 Months
                                           Ended       Ended
                                          9/30/96     9/30/95
                                         ---------   ---------
        Income Statement Caption            (in thousands)

     Interest on consumer and            $  6,056    $  2,281
     commercial loans
     Loan fees and other loan charges      12,691       2,291
                                         ---------   ---------
              Total credit card income     18,747       5,272

     Loan expenses                         17,260       4,600
                                         ---------   ---------
     Net credit card income (pre tax)    $  1,487    $    672
                                         =========   =========
     Net credit card income (after       $    907    $    410
     tax)                                =========   =========

The total credit card receivables outstanding that were serviced by ACS totaled $16.6 million at September 30, 1996. Total credit card receivables serviced by ACS reached a high of $74.6 million over the year. On August 15, 1996, the Corporation entered into an agreement to sell the credit card portfolio. Between August 15 and September 30, 1996, $59.6 million in credit card receivables were sold at par. Substantially all of the remaining credit card portfolio was sold at par subsequent to September 30, 1996. Due to the sale of this portfolio, decreases in the "Interest on consumer and commercial loans" caption, the "Loan fees and other loan charges" caption and the "Loan processing expenses" caption are expected in fiscal 1997. This sale is also expected to negatively impact the Corporation's interest rate spread in 1997.

Income Tax Expense

      The Corporation recorded a tax benefit of $1.6 million for the year ended September 30, 1996. This benefit was due to the pre-tax loss on operations of $7.3 million. The Corporation recorded income tax expense of $1.1 million for the year ended September 30, 1995, due to pre-tax income of $5.1 million. The acquisition of Ocean Independent Bank ("Ocean") on October 21, 1994, warranted a reduction of the valuation allowance associated with the adoption of Statement of Financial Accounting Standards 109 "Accounting for Income Taxes". This reduction of the valuation allowance had the effect of reducing income tax expense for First State in 1995. See Note 10 to the Consolidated Financial Statements for additional discussion of income taxes, including a reconciliation of the "expected" income tax benefit or expense to the amount recorded on the Corporation's financial statements.



RESULTS OF OPERATIONS

A comparison of years ended September 30, 1995 and September 30, 1994 is discussed below.

General

      First State Financial Services, Inc. recorded net income of $4.0 million for the year ended September 30, 1995. This compares to net income of $3.5 million for the year ended September 30, 1994 and represents a 14.2% increase over 1994. The improved performance in 1995 is primarily attributable to increases in net interest income and loan fees and other loan charges.

Interest Income

      Interest income totaled $44.3 million reflecting an increase of $9.4 million during 1995. The increase in the Bank's interest income in 1995 was mainly attributable to the increase in the size of the Bank's loan portfolios and also to the increased average interest yield of the portfolios. The average balance of the loan portfolios was $486.6 million in 1995 compared to $391.7 in 1994. The average yield on the loan portfolios was 8.40% in 1995 compared to 7.94% in 1994. At September 30, 1995, the loan portfolios consisted of mortgage loans of $441.5 million (which includes $228.5 million in adjustable rate mortgages), consumer loans of $53.0 million, and commercial loans of $34.4 million. The Bank utilizes the services of loan solicitors for mortgage loan production. The Bank has aggressively marketed adjustable rate loans because of their interest rate sensitivity in a rising interest rate environment. The Bank intends to continue its emphasis on attracting adjustable rate loans. Long-term, fixed-rate mortgage loans will be originated with the intent, in most cases, of selling them. The Bank will also continue its efforts to attract consumer and commercial loans by structuring products attractive to borrowers and effectively marketing the products. If nonaccrual loans had been current in accordance with their original terms, total interest income would have been increased by approximately $1.5 million in 1995 and approximately $899,000 in 1994. The Bank invests its funds primarily in loans. It will invest in mortgage-backed or other securities when loan demand is slow or when security investments are a better alternative. The average yield on all interest-earning assets was 8.21% in 1995 compared to 7.70% in 1994.

Interest Expense

      Interest expense increased $8.3 million to $21.8 million during 1995. The increase was mainly attributable to increased deposits and to higher interest rates paid on deposits. The average balance of deposits in 1995 was $532.1 million compared to $444.6 million in 1994. The average cost of deposits in 1995 was 3.88% compared to 2.94% in 1994. General market interest rates began to trend upward in 1994 and continued increasing through June, 1995. Interest rates began to trend downward after that date and should have a lowering effect on the interest rates paid on deposits going forward. The Bank will continue to concentrate its efforts to attract checking accounts, money market demand accounts, and NOW accounts. Accounts of this type are generally less interest rate sensitive than certificates of deposits and other savings deposits. In addition to providing opportunities to generate service fees, checking accounts present opportunities to develop solid core depositor relationships. At September 30, 1995, the Bank had $90.9 million in commercial checking, NOW, and money market checking accounts. This compares to $83.8 million in similar accounts at September 30, 1994. Interest expense on borrowings increased $750,000 in 1995 and was mainly due to increased borrowings during the year. Average borrowings were $18.0 million during 1995 compared to $7.0 million in 1994. The average interest rate on all interest-bearing liabilities was 3.96% for 1995 compared to 2.98% for 1994. Rising interest rates will also increase the cost of borrowing going forward.

Net Interest Income

      Net interest income, which represents the difference between total interest earned on assets and total interest paid on deposits and borrowings supporting those assets, increased $1.1 million to $22.6 million in 1995 from $21.5 million in 1994. The components of net interest income are discussed above in more detail. The average balance of interest-earning assets was $540.7 million, yielding 8.21% in 1995, compared to $454.0, yielding 7.70% in 1994. The average balance of interest-bearing liabilities was $550.2 million in 1995 and cost 3.96%, compared to $451.7 million costing 2.98% in 1994.

      The following table sets forth, for the periods indicated, information regarding: (i) First State's average balance sheet; (ii) the dollar amounts of income from interest-earning assets and the resulting average yields; (iii) the total dollar amounts of interest expense on interest-bearing liabilities and the resulting average costs; (iv) net interest income; (v) interest rate spread; (vi) net yield earned on interest-earning assets; and (vii) the ratio of total interest-earning assets to total interest-bearing liabilities. Average balances were calculated on a daily basis (except for the balance adjustments due to Ocean in 1994 and 1993, which were annualized).

Provision for Loan Losses

      Provisions for loan losses totaled $1.7 million during 1995 and $1.9 million in 1994. The related allowance for loan losses totaled
$6.1 million at September 30, 1995. This compares to a $6.4 million allowance for loan losses at September 30, 1994. Substantially all of the nonaccrual loans are secured by first mortgage liens on real property. See "Financial Condition" section for information regarding factors which influence management's judgment in determining the amount of additions to the loan loss allowance.

     Although management considers the allowance for loan losses to be adequate, management recognizes that additional problems could develop and lead to additional loss provisions and asset write-downs.

Other Income

      Total other income increased $2.2 million to $6.4 million in 1995. Increased income from loan fees and other loan charges of $2.1 million substantially accounted for the increase. The increase was due to the increase in mortgage activity discussed earlier and also from the Bank's credit card programs. The Bank expects to continue to expand it's activities in these areas. Service charges on deposit accounts increased $198,000 in 1995. Management continued to make a concerted effort to expand the Bank's checking account business in 1995 and, as mentioned earlier, increased those accounts by approximately $7.5 million in 1995. Management intends to continue its efforts in acquiring checking accounts and to increase other branch service fee income through the marketing of its broad range of banking services. The net gain on sales of loans decreased $386,000 and was due to decreased sales activity. Loans sold in 1995 totaled $6.9 million compared to $26.4 million in 1994. The net loss on sale of investment securities in 1995 of $125,000 was due to the sale of securities carried on Ocean Independent Bank's books as available-for-sale at the time of merger. The increase in other income was mainly due to the increase in the cash surrender value of life insurance policies covering the Bank's senior officers.

Operating Expenses

      Operating expenses increased $3.3 million to $22.2 million in 1995. The principal increase was in loan expenses of $3.2 million. The principal decrease was in compensation and employee benefits of $286,000. The decrease, as anticipated, was mainly due to savings attained by consolidating Ocean Independent Bank's operations into First DeWitt's operations. Medical insurance expense was also reduced by switching to a managed care program. The increase in loan expenses was partially due to mortgage lending but primarily due to credit card activities. The expenses incurred in connection with the credit card programs were more than offset by interest income and fee income generated from the programs. The types of other expenses together with a comparison of the prior two years are shown in Note 9 to the Consolidated Financial Statements.

      Problem asset expenses, inclusive of real estate writedowns totaled $1.6 million in 1995 compared to $1.5 million in 1994. These expenses can be expected to be reduced with a decreased level of problem assets. Management is constantly pursuing various avenues of problem asset disposal.


Income Tax Expense

      Income tax expense of $1.1 million incurred in 1995 and income tax expense of $1.4 million incurred in 1994 was due to the generation of taxable income. Taxable income was reduced because of allowable deductions for increases in specific loan and REO reserves and charge-offs. In addition, First State adopted the Statement of Financial Accounting Standards 109 "Accounting for Income Taxes" ("FAS 109"), effective October 1, 1992. FAS 109 had the effect of significantly reducing income tax expense for the year ended September 30, 1993, and affected the 1994 period to a much lesser extent. The acquisition of Ocean on October 21, 1994, warranted a reduction of the valuation allowance associated with FAS 109. This reduction of the valuation allowance had the effect of reducing income tax expense for First State in 1995. See Note 10 to the Consolidated Financial Statements for additional discussion of income taxes.


LIQUIDITY and CAPITAL RESOURCES

      First State's principal sources of funds are dividends from its subsidiaries and funds provided from operations. The Bank's principal sources of funds are from deposits; scheduled loan amortization payments; sales and prepayments of loan principal; sales and maturities of mortgage-backed securities, sales and maturities of investment securities and short-term investments; borrowings and funds provided from operations.

     The financing activities section of the Consolidated Statement of Cash Flows reflects a net decrease in deposits of $13.4 million during 1995. The decrease consisted of $36.4 million in net withdrawals offset by $23.0 million in interest credited to deposit accounts. The decrease was mainly due to the withdrawal of brokered certificates and jumbo accounts. The Bank utilized the cash flow from loan sales to, among other things, reduce its position in these high cost deposits.
These funds were also used to repay borrowings, see below. In fiscal 1995, total deposits increased by $88.3 million. Net borrowings decreased $17.2 million in 1996 compared to a net decrease in borrowings of $13.6 million in 1995. Deposits are mainly used to fund loans in conjunction with the Bank's investing activities. Management will utilize borrowings when it is opportunistic to originate loans and internally generated funds are insufficient to fund the loans. In 1995, new deposits and internally generated funds were in excess of loan demand and resulted in the Bank repaying borrowings.

In the investing activities section of the Statement of Cash Flows, a net increase in loans receivable of $90.8 million is reported for fiscal 1996, compared to $82.8 million in 1995. Loans originated in 1996 totaled $233.4 million compared to $179.8 million in 1995. Loan repayments and proceeds from sales of loans provided a substantial portion of the funds for the origination of loans in both periods. Such sources of funds provided $264.1 million in 1995 and $101.4 million in the 1995 period. Deposit funds, borrowings and funds obtained through normal operations were also utilized to fund the origination of loans. The Bank actively solicits loans through the marketing of several competitive loan programs and has successfully utilized the services of loan solicitors for the origination of loans. In the operating activities section of the Statement of Cash Flows, origination of loans held for resale totaled $21.4 million in 1996 and $10.3 million in 1995. Proceeds from the sales of such loans were
$81.9 million in 1996 and $7.0 million in 1995. The 1996 sales were primarily due to the sale of $67.2 million in mortgage loans classified as Mortgage loans held for resale at September 30, 1995. The Bank also sold $59.6 million in credit card receivables in 1996.
The Bank's emphasis is on attracting adjustable rate loans. Long-term, fixed-rate mortgage loans are originated with the intent, in most cases, of selling them. In 1996, the Bank purchased a total of $16.4 million in mortgage-backed securities (including $1.2 million in mortgage-backed securities available for sale) and received $4.3 million from sales and from prepayments of those securities. In 1995, purchases of mortgage-backed securities only exceeded sales and prepayments by $114,000. The statement of cash flows discloses that in 1996 $3.4 million in investment securities matured and that $14.1 million was reinvested in new investment securities. Proceeds from the sales of investment securities available for sale portfolio exceeded purchases of securities for this portfolio by $9.2 million. A net non cash transfer of $6.9 million significantly effected the ending balances of these portfolios. In 1995, the Bank purchased $8.3 million in investment securities while $9.4 million of investment securities matured. The Bank also saw sales of investment securities available for sale exceeding purchases by $3.6 million in 1995. Cash funds received from the disposition of real estate properties owned amounted to $3.7 million in 1996 and $3.2 in 1995.

      The Bank is required to maintain minimum levels of liquid assets as defined by the Office of Thrift Supervision (OTS) regulations, such as United States Government and federal agency securities. This requirement, which may be varied by OTS, is based upon a percentage of deposits and short-term borrowings. The required ratio is currently 5.00%. The Bank's ratio was 5.13% at September 30, 1996. The Bank anticipates maintaining its liquidity at or above the level required by regulatory agencies.

      At September 30, 1996 the Bank had $9.9 million in outstanding commitments to originate or purchase loans and $28.8 million in unused lines of credit primarily available under home equity loan credit lines. The Bank also had commitments to sell $4.8 million in mortgage loans. These commitments to sell loans primarily consisted of "best effort" commitments with minimal detrimental effects if they are not filled. The Bank had no material commitments for capital expenditures at September 30, 1996. Management intends to fund the total loan commitment through new savings deposits and internal sources. Any shortfall in obtaining the funds internally will be acquired by
additional  borrowings.   As a member of the Federal  Home  Loan  Bank
(FHLB) system, the Bank may borrow from the FHLB of New York. The Bank maintains a $63.3 million line of credit with the FHLB. The Bank had $600,000 in borrowings against the line of credit with the FHLB of New York at September 30, 1996.


Asset / Liability Management

      The Bank's asset/liability management strategy is directed at shortening the repricing intervals and maturities of interest-earning assets in order to better match the corresponding repricing intervals and maturities of interest-bearing liabilities while maintaining an adequate spread and asset quality. The Bank has emphasized the origination of adjustable rate mortgage ("ARM") loans, short-term consumer loans, and commercial loans. This strategy has reduced the Bank's level of interest-rate risk.

     The ability of the Bank to match the maturity of interest-earning assets and interest-bearing liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest-rate sensitive." An asset or liability is said to be interest-rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity "gap" is defined as the difference between interest-earning assets maturing or repricing within a specific time period and interest-bearing liabilities maturing or repricing within that time period.

      The following table presents a static gap analysis of the Bank's current interest rate sensitivity. Assets and liabilities are distributed in the table to reflect expected cash flow and repricing characteristics as of September 30, 1996. The table shows the Bank to be in a liability sensitive gap position over a 12-month time frame with a cumulative negative, one-year gap of $99.8 million. The cumulative one-year gap equals 16.3% of total assets.

      Static gap analysis describes interest rate sensitivity at one point in time. However, it does not capture the inherent dynamics of the balance sheet or the influence of prospective interest rate changes. Because of this limitation, the Bank employs simulation models that measure the dynamics of future cash flows, balance sheet changes and the impact on revenue of diverse interest rate scenarios.


                                                              Gap Analysis at September 30, 1996
                                                ---------------------------------------------------------------------------
                                                                Within       Within       Within
                                                   Within     6 Months    1 Year to      2 years        After
                                                 6 months    to a Year      2 Years   to 5 Years      5 years        Total
                                                ----------   ----------   ----------   ----------   ----------   ----------
                                                                  ( Dollars in thousands )
Interest- earnings assets:
Mortgage loans (2) (3)                          $ 122,025    $  53,920    $  58,793    $ 124,618    $  57,993    $ 417,349
Mortgage-backed securities                         17,526        3,472        3,096        4,570        2,360       31,024
Consumer and commercial loans (3)                  54,431        2,816        3,699        6,659       18,363       85,968
Investment securities                              12,602(1)     1,555            -        1,393       12,497       28,047
Investment securities available for sale            1,256            -        8,210            -            -        9,466
                                                ----------   ----------   ----------   ----------   ----------   ----------
Total interest-earning assets                   $ 207,840    $  61,763    $  73,798    $ 137,240    $  91,213    $ 571,854
                                                ==========   ==========   ==========   ==========   ==========   ==========
Interest-bearing liabilities:
NOW accounts (4)                                $   8,687    $   7,702    $  12,827    $  23,293    $       -    $  52,509
Non-interest demand accounts (4)                    4,861        4,403        7,334       13,320            -       29,918
Money market demand accounts (4)                    3,206        2,932        5,134        7,798            -       19,070
Savings and club accounts (4)                      26,437       21,759       36,710       47,106            -      132,012
Certificate accounts                              181,047      107,761       14,261       10,792        6,522      320,383
Borrowed money                                        600            -        2,000        3,000          328        5,928
                                                ----------   ----------   ----------   ----------   ----------   ----------
Total interest-bearing liabilities              $ 224,838    $ 144,557    $  78,266    $ 105,309    $   6,850    $ 559,820
                                                ==========   ==========   ==========   ==========   ==========   ==========
Rate sensitivity gap per period (4)             $ (16,998)   $ (82,794)   $  (4,468)   $  31,931    $  84,363    $  12,034
                                                ==========   ==========   ==========   ==========   ==========   ==========
Cumulative interest rate sensitivity gap (4)    $ (16,998)   $ (99,792)   $(104,260)   $ (72,329)   $  12,034
                                                ==========   ==========   ==========   ==========   ==========
Interest rate sensitivity gap as a
     percentage of total assets (4)                (2.78)%      (16.31)%     (17.04)%     (11.82)%       1.97%
Cumulative percentage of interest-sensitive
     assets to interest-sensitive liabilities      92.44%        72.99%       76.71%       86.92%      102.15%

(1)   Includes $3.4 million stock in FHLB of New York.
(2)   Includes loans held for resale and net of loans in process.
(3)   Includes non-accrual loans.
(4)   If all NOW, non-interest demand, money market, savings and club accounts were to reprice within 6 months or less, the one year cumulative rate sensitivity gap would have been $(253,314) or 51.56%.

Impact of Inflation

     Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index.
FIRST STATE FINANCIAL SERVICES. INC.







     INDEPENDENT AUDITORS' REPORT


     The Board of Directors
     First State Financial Services, Inc.


           We have audited the accompanying consolidated balance sheets of First State Financial Services, Inc. and subsidiaries as of September 30, 1996 and 1995, the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1996. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

           We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

           In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First State Financial Services, Inc. and subsidiaries at September 30, 1996 and 1995 and the results of their operations, and their cash flows for each of the years in the three-year period ended September 30, 1996, in conformity with generally accepted accounting principles.




     /s/ KPMG Peat Marwick LLP

     Short Hills, New Jersey
     November 26, 1996


FIRST STATE FINANCIAL SERVICES, INC.
Consolidated Balance Sheets

                                                           September 30,
                                                    -----------------------
                                                        1996          1995
                                                    ----------   ----------
                                                          (in thousands)
ASSETS
Cash on hand and in banks                           $  12,395    $  11,792
Investment securities available for sale (note 3)       9,466       11,799
Investment securities, market value of $24,355 and
   $20,657 at September 30, 1996 and 1995 (note 3)     24,643       20,889
Stock in FHLB of New York, at cost                      3,404        3,715
Loans receivable, net (note 4)                        480,931      461,648
Mortgage loans held for resale, market value of
   $9,106 and $67,642 at September 30, 1996 and 1995    9,106       67,219
Mortgage-backed securities, market value of $30,560
   and $19,002 at September 30, 1996 and 1995
   (notes 3 and 6)                                     31,024       18,961
Accrued interest receivable (note 8)                    3,942        4,046
Office properties and equipment, net (note 7)          10,171       10,523
Real estate owned                                       4,045        8,564
Cost in excess of fair value of net assets acquired     2,149        2,349
Cash surrender value of life insurance (note 11)       11,978       11,582
Other assets                                            7,163        3,933
                                                    ----------   ----------
                                                    $ 610,417    $ 637,020
                                                    ==========   ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits (note 5)                                   $ 554,320    $ 567,710
Borrowed money (note 6)                                 5,928       23,105
Advance payments by borrowers for taxes and
   insurance                                            2,614        3,253
Accrued expenses and other liabilities                 12,319        1,360
                                                    ----------   ----------
  Total liabilities                                   575,181      595,428
                                                    ----------   ----------
Stockholders' Equity (note 14 and note 16):
Preferred stock, $.01 par value, 2 million
   shares authorized; none issued                           -            -
Common stock, $.01 par value, 8 million
   shares authorized;3,938,815 issued,
   3,929,455 outstanding in 1996 and 3,883,765
   issued,  3,874,405 outstanding in 1995                  39           39
Additional paid-in capital                             21,242       20,949
Net unrealized loss on securities
   available for sale                                    (228)         (89)
Retained income, substantially restricted
   (notes 10 and 16)                                   14,183       20,693
                                                    ----------   ----------
   Total stockholders' equity                          35,236       41,592
Commitments and Contingencies (note 12)             ----------   ----------
                                                    $ 610,417    $ 637,020
                                                    ==========   ==========
See accompanying notes to the consolidated
financial statements

FIRST STATE FINANCIAL SERVICES, INC.
Consolidated Statements of Operations
(In thousands, except per share amounts)
                                                    Year Ended September 30,
                                                -------------------------------
                                                   1996        1995       1994
                                                --------   --------    --------
Interest income:
   Interest on mortgage loans (note 4)           31,948     32,738      25,217
   Interest on consumer and commercial loans     12,914      8,138       5,885
   Interest on mortgage-backed securities         1,943      1,238       1,587
   Interest on investments available for sale       839        525       1,104
   Interest on investment securities              1,595      1,710       1,142
                                                --------   --------    --------
      Total interest income                      49,239     44,349      34,935
                                                --------   --------    --------
Interest expense:
   Interest on deposits (note 5)                 22,965     20,654      13,087
   Interest on borrowed money                     1,089      1,111         361
                                                --------   --------    --------
   Total interest expense                        24,054     21,765      13,448
                                                --------   --------    --------
      Net interest income                        25,185     22,584      21,487
Provision for loan losses (note 4)                8,900      1,650       1,892
                                                --------   --------    --------
Net interest income after
   provision for loan losses                     16,285     20,934      19,595
                                                --------   --------    --------
Other income:
   Loan fees and other loan charges              13,591      3,725       1,589
   Service charges on deposit accounts            1,874      1,784       1,586
   Net gain on sales of loans                     1,070         88         474
   Net gain (loss) on sales of investments           69       (125)         82
   Other                                            876        896         419
                                                --------   --------    --------
      Total other income                         17,480      6,368       4,150
                                                --------   --------    --------
Operating expenses:
   Compensation and employee benefits (note 11)   8,457      7,362       7,648
   Premises and occupancy expense, net            2,324      2,007       2,046
   Amortization of cost of intangible assets        200        427         536
   Loan expenses                                 17,270      4,491       1,254
   Data processing                                1,250      1,100       1,036
   Advertising and promotion                        642        812         724
   Federal insurance premiums                     1,261      1,234       1,097
   SAIF special assessment (note 16)              3,096          -           -
   Problem asset expenses, inclusive of
      real estate owned writedowns                3,671      1,615       1,456
   Other expenses (note 9)                        2,851      3,124       3,084
                                                --------   --------    --------
      Total operating expenses                   41,022     22,172      18,881
                                                --------   --------    --------
      Income (loss) before income tax
        expense (benefit)                        (7,257)     5,130       4,864
Income tax expense (benefit) (note 10)           (1,608)     1,132       1,363
                                                --------   --------    --------
   Net income (loss)                            $(5,649)   $ 3,998     $ 3,501
                                                ========   ========    ========
   Net income (loss) per share                  $ (1.40)   $  1.01     $  0.91
                                                ========   ========    ========
See accompanying notes to consolidated financial statements.

FIRST STATE FINANCIAL SERVICES, INC.
Consolidated Statements of Changes in Stockholders' Equity
(In thousands)
                                                                                                 Common Stock
                                                                              Net Unrealized      Acquired by
                                                                  Retained        Loss on          Employees
                                                    Additional     Income        Securities         Stock
                                           Common    Paid-In    Substantially    Available        Ownership
                                           Stock     Capital      Restricted      for Sale           Plan         Total
                                           -------   ---------     ---------       --------        --------      ---------
Balance at September 30, 1993              $   38    $ 20,869      $ 14,431        $     -         $(1,159)      $ 34,179
 Distributions of Employee Stock
    Ownership Plan Stock - 210,798 shares                                                            1,159          1,159
 Cash dividends declared and paid                                      (476)                                         (476)
 Change in net unrealized loss on securities
    classified as available for sale                                                  (278)                          (278)
 Net income for the year                                              3,501                                         3,501
 Stock cancellation upon Ocean
    merger-18,302 shares                                 (109)                                                       (109)
 Adjustment for the pooling of a company
      with a different year end                                          (3)                                           (3)
                                           -------   ---------     ---------       --------        --------      ---------
 Balance at September 30, 1994             $   38    $ 20,760      $ 17,453        $  (278)        $     -       $ 37,973
 Cash dividends declared and paid                                      (758)                                         (758)
 Issuance of common stock under stock
     option plans (note 14) -46,142 shares      1         189                                                         190
 Change in net unrealized loss on securities
     classified as available for sale                                                  189                            189
 Net income for the year                                              3,998                                         3,998
                                           -------   ---------     ---------       --------        --------      ---------
 Balance at September 30, 1995             $   39    $ 20,949      $ 20,693        $   (89)        $     -       $ 41,592
 Cash dividends declared and paid                                      (861)                                         (861)
 Issuance of common stock under stock
    option plans (note 14) -55,050 shares       -         293                                                         293
 Change in net unrealized loss on securities
    classified as available for sale                                                  (139)                          (139)
 Net loss for the year                                               (5,649)                                       (5,649)
                                           -------   ---------     ---------       --------        --------      ---------
 Balance at September 30, 1996             $   39    $ 21,242      $ 14,183        $  (228)        $     -       $ 35,236
                                           =======   =========     =========       ========        ========      =========

 See accompanying notes to the consolidated financial statements

FIRST STATE FINANCIAL SERVICES, INC.
Consolidated Statements of Cash Flows
(In thousands, except per share amounts)
                                                               Year ended September 30,
                                                          -------------------------------
                                                               1996      1995     1994
                                                          ---------- ---------  ---------
OPERATING ACTIVITIES
Net (loss) income                                         $  (5,649) $  3,998   $  3,501
Adjustments to reconcile net income to net
   cash provided by operating activities:
Amortization of intangible assets                               200       428        534
Depreciation                                                  1,263       962      1,087
Net accretion of loan fees and discounts                       (255)     (376)      (382)
Net amortization and (accretion) of investment
   premium and discount                                          67       (96)      (733)
Net amortization and (accretion) of MBS
   premium and discount                                          34        58       (102)
Decrease (increase) in interest receivable                      104      (935)      (598)
Proceeds from sales of loans held for resale                 81,856     7,012     26,864
Proceeds from sales of credit cards receivable               59,635         -          -
Origination of loans held for resale                        (21,414)  (10,278)    (7,962)
Net gain on sale of real estate owned                          (261)      (19)         -
Net gain on sale of loans                                    (1,070)      (88)      (474)
Net (gain) loss on sale of investments                          (69)      125        (82)
Provision for losses on loans                                 8,900     1,650      1,892
Provision for writedowns of real estate owned                 3,000       900        700
Increase in cash surrender value of life insurance             (396)     (572)   (11,010)
(Increase) decrease in other assets                          (3,230)      734       (192)
Increase (decrease) in other liabilities                     10,959      (260)       908
                                                          ---------- ---------  ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES                   133,674     3,243     13,951
                                                          ---------- ---------  ---------
INVESTING ACTIVITIES
Net increase in loans receivable                            (90,760)  (82,753)   (91,881)
Mortgage loans purchased                                          -      (292)         -
Purchase of mortgage-backed securities                      (15,174)   (5,809)    (5,048)
Purchase of mortgage-backed securities
   available for sale                                        (1,241)        -          -
Proceeds from sales of mortgage-backed securities                 -     1,630      5,207
Proceeds from sales of mortgage-backed securities
   available for sale                                         1,224         -          -
Principal payments on mortgage-backed securities              3,094     4,065      7,029
Proceeds from dispositions of real estate owned               3,718     3,231      6,935
Office properties and equipment expenditures                   (911)   (1,167)      (669)
Purchase of investment securities                           (14,132)   (8,297)   (14,901)
Purchase of investment securities available
   for sale                                                 (30,588)  (12,934)    (1,427)
Proceeds from sale of investment securities
   available for sale                                        39,746    16,538      4,704
Redemption (purchase) of Federal Home Loan Bank Stock           311      (710)       414
Proceeds from maturities of investment securities             3,416     9,419          -
                                                          ---------- ---------  ---------
NET CASH USED BY INVESTING ACTIVITIES                      (101,297)  (77,079)   (89,637)
                                                          ---------- ---------  ---------
FINANCING ACTIVITIES
Net (decrease) increase in deposits                         (13,390)   88,346     47,352
Dividends paid on common stock                                 (861)     (758)      (476)
Principal repayments of borrowings                          (17,177)  (13,633)    (1,176)
Additional borrowings                                             -     5,000     27,234
Net (decrease) increase in advance payments by
  borrowers for taxes and insurance                            (639)      465        160
Common stock issued                                             293       190          -
Adjustment for the pooling of a company with a
   different year-end                                             -         -       (173)
                                                          ---------- ---------  ---------
NET CASH (USED) PROVIDED BY FINANCING ACTIVITIES            (31,774)   79,610     72,921
                                                          ---------- ---------  ---------
Increase (decrease) in cash and cash equivalents                603     5,774     (2,765)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR               11,792     6,018      8,783
                                                          ---------- ---------  ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR                  $  12,395  $  11,792  $  6,018
                                                          ========== =========  =========
CASH PAID DURING THE YEAR FOR:
   Interest                                               $ 24,165   $  21,467  $ 13,346
   Income taxes                                           $    375   $   2,213  $  1,235

NON-CASH TRANSFERS:
Loans classified as Real Estate Owned                     $   1,938  $   2,672  $  2,319
Transfer of investment securities held to maturity
   to investment securities available for sale            $   8,454  $   2,300         -
Transfer of investment securities available for
   sale to investment securities held to maturity         $   1,559          -         -
Transfer of mortgage-backed securities held to maturity
   to mortgage-backed securitiess available for sale      $     627          -         -
Transfer of mortgage-backed securities available for
   sale to mortgage-backed securities held to
   maturity                                               $     644          -         -
Reclassification of Loans rec. to mortgage
   loans held for resale                                          -  $  60,770         -
Cancellation of common shares in conjunction
   with Ocean merger                                              -          -  $    109
Release of ESOP stock                                             -          -  $  1,159

See accompanying notes to consolidated financial statements.


FIRST STATE FINANCIAL SERVICES, INC.
Notes to Consolidated Financial Statements

(1)  Summary of Significant Accounting Policies

The  following  is  a  description of the more significant  accounting
policies   used  in  preparation  of  the  accompanying   consolidated
financial statements.

Principles of Consolidation
The consolidated financial statements are comprised of the accounts of First State Financial Services, Inc. (First State and/or the Corporation), its wholly owned subsidiaries, First DeWitt Bank, (First DeWitt or the Bank), and First State Investment Services, Inc. (FSIS); and First DeWitt's wholly owned subsidiaries, Cedar Grove Service Corporation (CGSC), Ridge (Caldwell) Associates (Ridge) and Southport
(Wall) Associates (Southport). All intercompany accounts and transactions have been eliminated in consolidation.

Business
First State conducts its principal business activity through First DeWitt Bank. First DeWitt provides a full range of banking services to individual and corporate customers through branch offices in New Jersey. First DeWitt is subject to competition from other financial institutions and is subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities.

Basis of Financial Statement Presentation
The consolidated financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP"). In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the next accounting cycle relate to the determination of the allowance for loan losses and the current valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of these allowances and the valuation of real estate owned, management obtains independent appraisals for significant properties.

Cash and Cash Equivalents
The caption of cash and cash equivalents used in the statements of cash flows includes the balance sheet caption cash on hand and in banks.

Investments,   Investments  Available  for  Sale  and  Mortgage-backed
Securities
Investment securities and mortgage-backed securities are carried at amortized cost. Investment securities available for sale are carried at market value. They are adjusted for unamortized premiums and unearned discounts which are recognized as interest income over the terms of the securities for investments and the estimated remaining lives based on anticipated prepayments for mortgage-backed securities using a method which approximates the level-yield interest method. Investment and mortgage-backed securities are carried at cost because First State intends and has the ability to hold them to maturity. Gains or losses on the sale of securities are determined using the specific identification method and are recognized upon realization.

Under Statement of Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115), debt securities to be held for indefinite periods of time and not intended to be held to maturity, as well as marketable equity securities, are classified as available for sale. Investment securities available for sale are carried at fair value and unrealized gains and losses, net of related tax effect, on such securities are excluded from earnings but are included in stockholders' equity.

First DeWitt, as a member of the FHLB of N.Y., is required to hold shares of capital stock in the FHLB of N.Y. in an amount equal to 1% of the outstanding balance of residential mortgage loans and similar obligations or 5% of its outstanding advances from the FHLB of N.Y., whichever is greater. First DeWitt complied with this requirement as of September 30, 1996.

Loans
Loans are stated at their principal amounts outstanding net of unearned income. Interest is accrued monthly as earned, except when a loan becomes 90 days or more past due or collection becomes uncertain, in which case the accrual of income is discontinued. Any accrued but unpaid interest on such loans is reversed against current earnings. These loans are classified as nonaccrual and interest income is only recognized subsequently in the period collected. Loans are returned to an accrual status when all past due amounts have been collected and factors indicating doubtful collectability on a timely basis no longer exists.

Discounts on loans purchased are accreted to income over the expected lives of such loans using a method that approximates the level-yield interest method of accounting.

Loan origination fees and certain direct loan origination costs are deferred and amortized into income using a method which approximates the level-yield interest method over the estimated lives of the related loans as an adjustment to the related loan yields.

Mortgage Loans Held for Resale
First DeWitt from time to time sells its fixed rate conforming loan originations and retains all other types of loan originations for its loan portfolio. Mortgage loans intended for sale are carried at the lower of cost or market using the aggregate method. Valuation adjustments, if applicable, are reflected in current operations. Gains and losses on sales are recorded using the specific identification method.

Allowance for Loan Losses
Provisions for losses on loans are charged to operations based upon periodic review and management's assessment of the risk inherent in the loan portfolio in relation to the level of the allowance for loan losses, loan loss experience, changes in the nature and volume of the loan portfolio, estimated value of the collateral underlying the loan agreements, economic conditions and other matters which warrant consideration.

Management  believes  that  the  allowance  for  losses  on  loans  is
adequate.   While management uses available information  to  recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions in their market area. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for losses on loans. Such agencies may require the Corporation to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

On October 1, 1995, First State adopted Statement of Accounting Standards No. 114, "Accounting by Creditors for the Impairment of a Loan", as amended by SFAS 118, "Accounting by Creditors for the Impairment of a Loan-Income Recognition and Disclosures. As defined by these statements, a loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. As a result, certain impaired loans are reported at the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. The adoption of these statements did not impact the Corporation's operating results or total allowances for loan losses.

Office Properties and Equipment
Office properties and equipment are stated at cost less accumulated depreciation. Depreciation of office properties and equipment is accumulated on a straight-line basis over their estimated useful lives of three to forty years.

Real Estate Owned
Real estate acquired through foreclosure or by deed in lieu of foreclosure, is recorded at the lower of cost or fair value less estimated costs to sell. An allowance for REO losses is maintained for subsequent declines in fair value. Gains and losses from sales are recognized as incurred. Carrying costs are generally expensed as incurred.

Cost in Excess of Fair Value of Net Assets Acquired
Costs in excess of fair value of net assets acquired in business combinations are being amortized on a straight-line basis over periods of either 10 or 25 years. The remaining balance at September 30, 1996, is being amortized over 25 years.

Income Taxes
The Corporation and the Bank file a consolidated Federal income tax return. State income tax returns are filed on a separate basis.

Loan Servicing
The Bank services real estate loans for investors which are not included in the accompanying consolidated balance sheets. Fees earned for servicing loans are reported as income when the related mortgage loan payments are collected. Loan servicing costs are charged to expense as incurred.

Originated Mortgage Servicing Rights
Effective October 1, 1995, First State adopted Statement of Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights" (SFAS
122). SFAS 122 requires that a mortgage banking enterprise recognize as separate assets the rights to service mortgage loans for others that have been acquired through either the purchase or origination of a loan. A mortgage banking enterprise that sells or securitizes those loans with servicing rights retained should allocate the total cost of the mortgage loans to the mortgage servicing rights and the loans based on their relative fair values.

The fair value of capitalized originated mortgage servicing rights is determined based on the estimated discounted net cash flows to be received. Originated mortgage servicing rights are amortized in proportion to and over the period of estimated net loan servicing income. These capitalized mortgage servicing rights are periodically reviewed for impairment based on the fair value of those rights. First State capitalized $535,000 of originated mortgage servicing rights during the year ended September 30, 1996.

Net Income Per Share
Net income per share is computed by dividing net income by the average number of common shares outstanding during the period. Shares exercisable under stock option plans have been included in the calculation of primary earnings per share using the treasury stock method for periods in which this calculation was dilutive.

Financial Statement Presentation
Certain amounts in the 1995 and 1994 consolidated financial statements have been reclassified to comply with the 1996 presentation.



(2)  Merger Agreement and Business Combinations

On June 24, 1996, the Corporation signed a definitive merger agreement providing for the acquisition of all of the outstanding stock of First State Financial Services, Inc. by Sovereign Bancorp, Inc. (Sovereign). This merger agreement was amended by an agreement (the "amendment") signed by both parties on November 26, 1996. The amendment calls for First State shareholders to receive between 1.225 and 1.84 shares of Sovereign's common stock under a floating exchange ratio for each share of First State common stock if Sovereign's average closing price as defined in the amendment (the "Sovereign Market Value") is greater than or equal to $8.00 but less than or equal to $12.04. Within this range, the exchange ratio will be $14.75 divided by the Sovereign Market Value. If the Sovereign Market Value is greater than $12.04, the exchange ratio will be 1.225. If the Sovereign Market Value falls below $8.00, the agreement may be terminated by First State unless
certain  conditions are met.   In a related agreement,  Sovereign was
given an option to purchase up to 783,000 shares of First State's issued and outstanding common stock if certain conditions occur. The merger is subject to certain conditions, including approval by First State's shareholders and various regulatory authorities and is expected to be completed by the first calendar quarter of 1997.

On October 21, 1994, the Corporation issued approximately 678,000 shares of its common stock for all the outstanding stock of Ocean Independent Bank, a New Jersey chartered bank located in Ocean, New Jersey (Ocean). This business combination was accounted for as a pooling-of-interests combination and, accordingly, the Corporation's historical consolidated financial statements have been restated to include the accounts and results of operations of Ocean for all years presented. The results of operation of the Corporation and Ocean for the year ended September 30, 1994 prior to restatement is as follows:

                                Year ended September 30, 1994
                                        (in thousands)
             The Corporation:
             Net Interest Income             $   19,058
             Net Income                           3,189

             Ocean:
             Net Interest Income                  2,429
             Net Income                             312

             Combined:
             Net Interest Income                 21,487
             Net Income                           3,501

Prior to the combination, Ocean's fiscal year ended December 31. In recording the pooling-of-interests combination, Ocean's unaudited financial statements for the twelve months ended September 30, 1994 were combined with the Corporation's financial statements for the same period. In addition, Ocean's financial statements for the years ended December 31, 1993 and 1992 were combined with the Corporation's financial statements for the years ended September 30, 1993 and 1992. Ocean's unaudited results of operation for the three months ended December 31, 1993, included net interest income of $649,000 and net income of $3,000. An adjustment has been made to stockholders' equity to eliminate the effect of including Ocean's results of operations for the three months ended December 31, 1994 in both the year ended September 30, 1994 and the year ended September 30, 1993.


(3) Investment Securities Available for Sale, Investments and Mortgage-Backed Securities

The amortized costs, gross unrealized gains and losses and estimated market values of investment debt securities are as follows:
                                                          September 30, 1996
                                     --------------------------------------------------------------
                                                         Gross             Gross          Estimated
                                     Amortized         Unrealized        Unrealized        Market
                                        Cost             Gains             Losses          Value
                                     ----------       ------------     ------------     -----------
                                                         (Dollars in thousands)
Held to Maturity Portfolio:
Investment Securities
  US Treasury Securities             $    847         $        6       $        -       $    853
  US Government & Agency Obligations    9,310                  8             (146)         9,172
  Municipal Obligations                14,486                 86             (242)        14,330
                                     ----------       ------------     ------------     ---------
                                       24,643                100             (388)        24,355
                                     ----------       ------------     ------------     ---------
Mortgage-Backed Securities
  GNMA                                  6,839                 31             (163)         6,707
  FNMA                                  7,102                 61             (106)         7,057
  FHLMC                                14,997                 63             (314)        14,746
  FHA                                   2,086                  -              (36)         2,050
                                     ----------       ------------     ------------     ---------
                                       31,024                155             (619)        30,560
                                     ----------       ------------     ------------     ---------
                                     $ 55,667         $      255       $   (1,007)      $ 54,915
                                     ==========       ============     ============     =========
Available for Sale Portfolio:
Investment Securities
  US Treasury Securities             $    750         $        -       $       (7)      $    743
  Municipal Obligations                 7,720                  -             (248)         7,472
  Other Investments                         3                 11                -             14
                                     ----------       ------------     ------------     ---------
                                        8,473                 11             (255)         8,229
                                     ----------       ------------     ------------     ---------
Mutual Funds
  US Government Securities                250                  -                -            231
  Adjustable Rate Mortgages               582                  -                -            579
  Commercial Paper                        427                  -                -            427
                                     ----------       ------------     ------------     ---------
                                        1,259                  -              (22)         1,237
                                     ----------       ------------     ------------     ---------
                                     $  9,732         $       11       $     (277)      $  9,466
                                     ==========       ============     ============     =========

                                                        September 30, 1995
                                     --------------------------------------------------------------
                                                         Gross             Gross          Estimated
                                     Amortized         Unrealized        Unrealized        Market
                                        Cost             Gains             Losses          Value
                                     ----------       ------------     ------------     -----------
                                                         (Dollars in thousands)
Held to Maturity Portfolio:
Investment Securities
  US Treasury Securities             $  1,256         $       12       $       -        $  1,268
  US Government & Agency Obligations    9,647                 10            (171)          9,486
  Municipal Obligations                 9,986                 75            (158)          9,903
                                     ----------       ------------     ------------     ---------
                                       20,889                 97            (329)         20,657
                                     ----------       ------------     ------------     ---------
Mortgage-Backed Securities
  GNMA                                  3,873                 39              (6)          3,906
  FNMA                                  6,396                120             (79)          6,437
  FHLMC                                 8,692                 88            (121)          8,659
                                     ----------       ------------     ------------     ---------
                                       18,961                247            (206)         19,002
                                     ----------       ------------     ------------     ---------
                                     $ 39,850         $      344       $    (535)      $  39,659
                                     ==========       ============     ============     =========
Available for Sale Portfolio:
Investment Securities
  US Treasury Securities             $  1,007         $        -       $      (6)      $   1,001
  Municipal Obligations                 2,728                  6             (17)          2,717
  Other Investments                        28                  6               -              34
                                     ----------       ------------     ------------     ---------
                                        3,763                 12             (23)          3,752
                                     ----------       ------------     ------------     ---------
Mutual Funds
  US Government Securities                236                  -             (15)            221
  Adjustable Rate Mortgages             7,475                  -             (68)          7,407
  Commercial Paper                        419                  -               -             419
                                     ----------       ------------     ------------     ---------
                                        8,130                  -             (83)          8,047
                                     ----------       ------------     ------------     ---------
                                     $ 11,893         $       12       $    (106)      $  11,799
                                     ==========       ============     ============     =========

The amortized cost and estimated market value of investment debt securities at September 30,1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. The contractual maturities of mortgage-backed securities generally exceeds twenty years; however, the effective lives are expected to be less due to anticipated prepayments.

                                                                       Estimated
                                                      Amortized          Market      Average
                                                         Cost            Value        Yield(a)
                                                      ---------        ---------     ---------
                                                                (Dollars in thousands)
Held to Maturity Portfolio:
  Investment Securities
   Due in one year or less                            $  2,055         $  2,057        6.11 %
   Due after one year through five years                 7,597            7,562        6.01
   Due after five years through ten years                3,030            2,948        6.72
   Due after ten years                                  11,961           11,788        7.81
                                                      ---------        ---------     ---------
                                                        24,643           24,355        6.98

  Mortgage-Backed Securities                            31,024           30,560        6.78
                                                      ---------        ---------     ---------
                                                      $ 55,667         $ 54,915        6.85 %
                                                      =========        =========     =========
Available for Sale Portfolio:
  Investment Securities
   Due in one year or less                            $      -         $      -           - %
   Due after one year through five years                   750              743        5.03
   Due after five years through ten years                  419              408        6.76
   Due after ten years                                   7,304            7,078        7.47
                                                      ---------        ---------     ---------
                                                         8,473            8,229        7.22

  Mutual Funds
   Due in one year or less                               1,259            1,237        5.74
                                                      ---------        ---------     ---------
                                                      $  9,732         $  9,466        7.03 %
                                                      =========        =========     =========
  (a) Tax equivalent yields

The carrying value of investment securities pledged as required for public funds and deposits amounted to $2.6 million at September 30,1996. In addition, certain investment and mortgage-backed securities are pledged
as  collateral  under  various   borrowing agreements.
See note 6.

Pursuant to the provisions and implementation guidance contained within the Financial Accounting Standards Board's special report "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities", on November 15, 1995, the Corporation reassessed the classification of all securities within its portfolio and transferred $9.1 million from its held-to-maturity investment portfolio to its available-for-sale portfolio. These securities had a market value of $9.2 million which resulted in the Corporation recording an unrealized gain on securities available-for-sale, net of tax, within stockholders' equity of $87,000.

Gross gains (losses) realized on sales of investment securities and mortgage-backed securities for the years ended September 30, 1996, 1995, and 1994 were as follows:

                                                 1996      1995        1994
                                              --------    -------     -------
                                                      (in thousands)
      Gross gains                             $   177     $   32      $ 137
      Gross losses                               (108)      (157)       (55)
                                              --------    -------     -------
      Net gain (loss) on sales of investments $    69     $ (125)     $  82
                                              ========    =======     =======

Cash proceeds from sales transactions approximated $41.0 million, $18.2 mllion and $9.9 million for the years ended September 30, 1996, 1995, and 1994, respectively.


(4) Loans Receivable, Net
Loans receivable, net consists of the following:

                                                          September 30,
                                                  --------------------------
                                                      1996             1995
                                                  -----------     -----------
                                                         (in thousands)
First Mortgage loans:
    Conventional                                   $ 380,530       $ 351,416
    Partially guaranteed by VA or insured by FHA       1,889           2,377
    Participation in conventional loans               13,539          10,093
    Loans for land and construction                   17,624          23,031
                                                  -----------     -----------
                                                     413,582         386,917
                                                  -----------     -----------

Commercial loans                                      38,289          35,470
Property improvement loans                            26,503          28,847
Credit card receivable                                17,079          19,729
Guaranteed stucdent loans                                306             658
Loans secured by deposits                              1,263           1,122
Other loans                                            2,528           3,022
                                                  -----------     -----------
                                                      85,968          88,848
                                                  -----------     -----------
Less:
    Allowance for loan losses                         12,284           6,082
    Deferred loan fees                                   847             350
    Net unearned discounts                                10              22
    Loans in process                                   5,478           7,663
                                                  -----------     -----------
                                                      18,619          14,117
                                                  -----------     -----------
                                                   $ 480,931       $ 461,648
                                                  ===========     ===========

First DeWitt has granted loans to officers, directors, and to associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibilty The aggregate dollar amount of these loans was $10.6 million and $4.3 million at September 30,1996 and 1995, respectively.

The following table presents information concerning loans accounted for on a nonaccrual basis and loans whose terms have been restructured to provide a reduction of interest rate charged to the borrower:

                                            September 30,
                              ----------------------------------------
                                    1996                   1995
                              -----------------      -----------------
                               No.      Amount        No.      Amount
                                            (in thousands)
Nonaccrual loans               113    $ 19,859        159    $ 18,503
Current restructured loans       1       1,416          3       3,476
                              -----  ----------      -----  ----------
    Total                      114    $ 21,275        162    $ 21,979
                              =====  ==========      =====  ==========

There were approximately $2.4 million and $1.1 million in loans that were 90 days or more past due in principal repayments while maintaining current interest payments at September 30, 1996 and 1995, respectively. If the total nonaccrual loans had been current and performing in accordance with their original terms, total interest income would have been increased by approximately $1.7 million, $1.5 million, and $899,000 for the years ended September 30, 1996, 1995 and 1994, respectively.

At September 30,1996, the impaired loan portfolio was primarily collateral dependent as defined under SFAS 114 and totaled $14.6 million for which general and specific allocations to the allowance for loan losses of $6.4 million were identified. The average balance of impaired loans during 1996 was approximately $12.1 million. The amount of cash basis interest income that was recognized on impaired loans during 1996 was $407,000.

The following is an analysis of the allowance for loan losses:

                                              Year ended September 30,
                                         -------------------------------
                                              1996       1995      1994
                                         ----------  --------- ---------
                                                (in thousands)
Balance, beginning of period              $  6,082   $  6,351  $  8,111
Adjustment for the pooling of a company
     with a different year-end                   -          -       170
Provisions charged to operations             8,900      1,650     1,722
Recoveries                                     141         72       409
Losses charged against the allowance        (2,839)    (1,991)   (4,061)
                                         ----------  --------- ---------
Balance, end of period                    $ 12,284   $  6,082  $  6,351
                                         ==========  ========= =========

First DeWitt services real estate loans for investors which are not included in the accompanying consolidated balance sheets. The total of such loans serviced amounted to approximately $166.8 million, $113.4 million, and $115.2 million at September 30, 1996, 1995, and 1994, respectively. Servicing income generated from these loans amounted to $562,000, $390,000, and $351,000 for the years ended September 30, 1996, 1995 and 1994, respectively.

As discussed in note (1), the Corporation prospectively adopted SFAS 122 on October 1, 1995. The Corporation capitalized originated mortgage servicing rights of $535,000 during the year ended September 30, 1996. Amortization of originated mortgage servicing rights for the year ended September 30, 1996 was $63,000.


(5) Deposits

Savings deposits are comprised of the following:

                                                    September 30,
                            ----------------------------------------------------------------
                                            1996                             1995
                            -----------------------------    -------------------------------
                                 Rate      Amount      %          Rate      Amount      %
                            ----------  --------- -------    ----------  --------- ---------
                                                      (dollars in thousands)
Balance by type of account
   and interest rate:
    Commercial Checking             -%  $  23,651   4.27%            -%  $  19,563   3.45 %
    Personal Checking            2.47      58,776  10.60          2.47      50,075   8.82
    Money Market Checking        2.52      19,070   3.44          2.52      21,268   3.75
    Money Market Passbook   2.52-4.89      32,426   5.85     2.52-3.93      31,898   5.62
    Savings                      2.13      97,361  17.56          2.37     108,240  19.06
    Club                         2.13       2,225   0.40          2.37       2,064   0.36
                                        --------- -------                --------- -------
                                          233,509  42.12                   233,108  41.06
                                        --------- -------                --------- -------
    Certificates:
    Regular                 3.40-5.84(a)  279,350  50.40     3.20-5.51     266,754  46.99
    Negotiable              4.35-7.68(a)   41,033   7.40     5.50-7.68      67,464  11.88
                                        --------- -------                --------- -------
                                          320,383  57.80                   334,218  58.87
                                        --------- -------                --------- -------
    Accrued interest payable                  428   0.08                       384   0.07
                                        --------- -------                --------- -------
                                        $ 554,320 100.00%                $ 567,710 100.00%
                                        ========= =======                ========= =======

(a) At September 30,1996, the weighted average interest rates for regular and negotiable certificates were 5.32% and 5.87%, respectively.


                                  1996                  1995
                          ------------------    ------------------
                            Amount       %        Amount       %
                          ---------- -------    ---------- -------
                                   (dollars in thousands)
Contractual maturity of
certificate accounts:
Within one year           $ 288,982   90.20%    $ 298,070   89.18%
One to two years             14,089    4.40        18,553    5.56
Two to three years            4,702    1.47         5,627    1.68
Three to Five Years           6,111    1.91         4,853    1.45
Over Five Years               6,499    2.02         7,115    2.13
                          ---------- -------    ---------- -------
                          $ 320,383  100.00%    $ 334,218  100.00%
                          ========== =======    ========== =======


Interest expense on deposits is comprised of
the following:
                                          Year Ended September 30,
                                   -----------------------------------
                                       1996         1995         1994
                                   ---------    ---------    ---------
                                           (Dollars in thousands)
Personal and money market
   checking accounts               $  1,877     $  1,742     $  1,450
Savings, money market passbook
   and certificate accounts.         21,088       18,912       11,637
                                   ---------    ---------    ---------
                                   $ 22,965     $ 20,654     $ 13,087
                                   =========    =========    =========



(6) Borrowed Money
Notes payable and other borrowings are as follows:

                                                      September 30,
                                       Interest  --------------------
                          Due Date        Rate       1996       1995
                        -------------- --------  ---------  ---------
                                         (dollars in thousands)
FHLB of N.Y. (a)(d)     Mar.   3, 2008    6.56%  $    128   $    130
FHLB of N.Y. (b)(d)     Sept. 11, 2006    8.16        200        200
FHLB of N.Y. (b)(d)     May   25, 2000    6.63      3,000      3,000
FHLB of N.Y. (b)(d)     Jan . 30, 1998    7.97      2,000      2,000
FHLB of N.Y. (c)(d)     Demand            6.13        600          -
FHLB of N.Y. (c)(d)     Demand            6.63          -     17,775
                                                 ---------  ---------
                                                 $  5,928   $ 23,105
                                                 =========  =========
(a)  These borrowings require periodic amortization.
(b)  These borrowings do not require periodic amortization.
(c)  The Corporation maintains a $63.3 million line of credit.
(d)   First DeWitt maintains a blanket collateral agreement with  FHLB for the above borrowings. The amortized cost of mortgage-backed securities, investments, and mortgage loans pledged toward this agreement at September 30,1996 was $28.0 million, $8.1 million and
      $25.5  million,   respectively.  The maximum borrowings  outstanding
      cannot exceed 90% of the amounts pledged.



(7)  Office Properties and Equipment
Office properties and equipment are summarized as follows:

                                             September 30,
                                        ----------------------
                                            1996        1995
                                        ----------   ---------
                                            (in thousands)
At cost:
   Land                                  $  1,584    $  1,563
   Buildings and improvements               9,138       9,076
   Furniture, equipment and automobiles     7,888       7,111
                                        ----------   ---------
                                           18,610      17,750
   Less accumulated depreciation            8,439       7,227
                                        ----------   ---------
                                         $ 10,171    $ 10,523
                                        ==========   =========


(8)  Accrued Interest Receivable
A breakdown of accrued interest receivable on assets follows:

                                         September 30,
                                      --------------------
                                         1996        1995
                                      --------    --------
                                          (in thousands)
Mortgage and other loans              $ 5,140     $ 5,292
Mortgage-backed securities                212         122
Investments                               579         495
                                      --------    --------
                                        5,931       5,909
Reserve for uncollectible interest     (1,989)     (1,863)
                                      --------    --------
                                      $ 3,942     $ 4,046
                                      ========    ========


(9) Other Expenses
Other expenses include the following:
                                            Year ended September 30,
                                       --------------------------------
                                          1996        1995        1994
                                       --------    --------    --------
                                                  (in thousands)
Telephone, postage and supplies        $   687     $   669     $   559
Insurance and bond premium                 328         457         425
Legal expenses                             314         256         215
Branch operations expense                  304         276         223
Examination and audit services expense     317         315         445
Other employee expense                     217         280         246
Other                                      684         871         971
                                       --------    --------    --------
                                       $ 2,851     $ 3,124     $ 3,084
                                       ========    ========    ========



(10) Income Taxes
Income tax expense (benefit) is made up of the following components:

                                           Year ended September 30,
                                      ---------------------------------
                                         1996        1995        1994
                                      ---------    --------    --------
                                                 (in thousands)
Current tax expense:
   Federal                            $    336     $ 1,575     $ 1,550
   State                                     -         147         142
                                      ---------    --------    --------
                                           336       1,722       1,692
                                      ---------    --------    --------
Deferred federal tax benefit            (1,944)       (590)       (329)
                                      ---------    --------    --------
   Total income tax expense (benefit) $ (1,608)    $ 1,132     $ 1,363
                                      =========    ========    ========
The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at September 30, 1996 and 1995 are as follows:

                                             1996         1995
                                          --------     --------
Deferred tax assets:
   Allowance for losses on loans
     and real estate owned per books      $ 3,633      $ 1,850
   Loan origination fees deferred
     for book purposes                        177          126
   Accrued SAIF special assessment          1,115            -
   Reserve for uncollected interest           426          476
   Other, net                                 344           89
   Net operating loss carryforwards           417          564
                                          --------     --------
      Total gross deferred tax assets       6,112        3,105
                                          --------     --------
         Less valuation allowance           1,106          281
                                          --------     --------
                                            5,006        2,824
                                          --------     --------
Deferred tax liabilities:
   Depreciation                               867          862
   Tax reserve for bad-debt                   174            -
                                          --------     --------
       Total gross deferred tax liability   1,041          862
                                          --------     --------
                                          $ 3,965      $ 1,962
                                          ========     ========

A reconciliation of income tax expense (benefit) per consolidated financial statements and the "expected" income tax expense (benefit) follows:

                                           Year ended September 30,
                                           ------------------------
                                               1996         1995
                                            --------     --------
                                                (in thousands)
Expected income tax expense (benefit)       $(2,467)     $ 1,744
Amortization of excess cost over fair
   value of net assets acquired                  68          145
State tax, net of Federal benefit                 -           33
Increase in cash surrender value of
   insurance policies                          (135)        (227)
Interest income exclusion                      (241)        (265)
Other, net                                      342          104
Change in the beginning-of-the-year
   balance of the valuation allowance
   for deferred tax assets allocated
   as income tax expense                        825         (402)
Income tax expense (benefit) per            --------     --------
   consolidated financial statements        $(1,608)     $ 1,132
                                            ========     ========

The valuation allowance for deferred assets as of October 1, 1995 was $281,000. The net change in the total valuation allowance for the year ended September 30, 1996 was an increase of $825,000. Included in deferred tax assets "Other, net" is an asset related to the unrealized loss on securities available for sale, in the amounts of $89,000 and $30,000 for 1996 and 1995, respectively.

The Corporation will need to generate future taxable income, in order to fully realize the deferred tax asset. Management believes it is more likely than not that the Corporation will realize the benefit of net deductible temporary differences and that such net deductible temporary differences will reverse during periods in which the Corporation generates net taxable income. The net deferred tax asset is predicated on the Corporation generating sufficient taxable income to utilize the deferred tax assets. There can be no assurance, however, that the Corporation will generate any earnings or any specific level of continuing earnings.

The Congress in August of 1996, repealed, for tax purposes, the percentage of taxable income bad debt reserve method. Pursuant to SFAS 109, retained income at September 30, 1996 includes approximately $10.0 million for which no provision for income tax has been made. This amount represents an allocation of income to bad-debt deductions for tax purposes only. Events that would result in taxation of these reserves include failure to qualify as a bank for tax purposes, distributions in complete or partial liquidation, and excess distributions to shareholders. The Corporation at September 30, 1996 had an unrecognized deferred tax liability of $3.6 million with respect to this reserve.



(11)  Employee Benefit Plans

The Corporation has a noncontributory defined benefit pension plan. The plan covers all employees provided they are at least 21 years of age and have worked a minimum of 1000 hours in the plan year. Benefits are generally based on years of service and the employee's compensation during the last 5 years of employment. In 1995, the Bank froze all future benefit accruals to participants in the pension plan. Accordingly, 1996 net periodic pension cost and the projected benefit obligation reflect the effects of the plan curtailment.

The following table sets forth the plan's funded status:
                                                       September 30,
                                                     -------------------
                                                      1996        1995
                                                     -------     -------
                                                       (in thousands)
Plan assets at fair value, primarily
   investment rated bonds and
   mortgages with call protection                    $3,126      $2,337
                                                     -------     -------
Actuarial present value of benefit obligations:
   Accumulated benefit obligation for service
     rendered to date, including vested benefits
     of $2,791 and $2,860, respectively               3,066       3,106
   Additional future benefits based on estimated
     salary levels                                        -         301
                                                     -------     -------
Projected benefit obligation                          3,066       3,407
                                                     -------     -------
Excess of projected benefit obligation over
   plan assets                                           60      (1,070)
 Unrecognized net transition asset being
   recognized over 20.5 and 21.5 years, respectively     (9)         (9)
Unrecognized prior service cost                           -         843
Unrecognized net gain                                  (398)        (37)
Additional minimum balance sheet liability                -        (496)
                                                     -------     -------
Accrued pension cost included in other
   (assets) liabilities                              $ (347)     $ (769)
                                                     =======     =======

                                            Year ended September 30,
                                            ------------------------
                                              1996    1995    1994
                                             ------  ------ -------
                                                 (in thousands)
Net periodic pension cost included the
  following components:
Service cost-benefits earned during the
  period                                     $   -   $ 273   $ 265
Interest cost on projected benefit             244     226     202
  obligation
Actual return on plan assets                  (586)   (112)    (43)
Net amortization and deferral                  361      10     (72)
Curtailments loss                              542       -       -
                                             ------  ------ -------
Total net periodic pension cost              $ 561   $ 397   $ 352


Annual pension contributions are made by the Bank in accordance with the requirements of the Employee Retirement Income Security Act of 1974. The weighted average discount rate of 7.5% in 1996, 1995 and 1994, and the rate of increase in future compensation levels of 5.5% in 1995 and 1994 were used in determining the actuarial present value of benefit obligations. The expected long-term rate of return on assets was 9.0% for 1996, 1995 and 1994.

First DeWitt has established an Employee Stock Ownership Plan ("ESOP"). This plan covers all employees included in the pension benefit plan except the President and Chief Executive Officer. The ESOP, which is a tax-qualified employee benefit plan, became effective upon conversion. At September 30, 1996, the ESOP held, in trust, 171,302 shares of the Corporation's common stock.

First DeWitt has established a qualified defined contribution 401(k) Thrift Plan (the Plan) under Section 401(k) of the Internal Revenue Code. Substantially all employees are eligible for participation after one year of credited service, as defined, provided they have attained age 21. Under the Plan, employee contributions are partially matched by the Corporation. All employee and employer matching contributions and income thereon are fully vested at all times. Total 401(k) expense was $111,000, $82,000 and $75,000 for the years ended September 30, 1996, 1995 and 1994, respectively.

As of October 1, 1994, the Bank adopted deferred compensation plans for the benefit of certain executive officers. Under the plans, the Bank agrees (i) in return for the participants relinquishing the right to a portion of their current compensation and (ii) as a supplemental retirement benefit, to pay certain officers retirement benefits in a lump sum or in the form of monthly payments of up to 240 months. The Bank will accrue on the books the present value of the benefits, so the amounts required will be provided at normal retirement dates and thereafter. Full retirement benefits are immediately payable to the participant's beneficiary if death of the participant occurs prior to retirement. The Bank incurred $666,000 and $198,000 of expense relating to these plans during the years ended September 30, 1996 and 1995, respectively.

In conjunction with the formation of these plans, the Bank purchased life insurance on the participants. The cash surrender value of that insurance was approximately $12.0 million and $11.6 million at September 30, 1996 and 1995, respectively.



(12)  Commitments and Contingencies

Certain bank facilities are occupied under non-cancelable long term operating leases which expire at various dates through 2007. Certain lease agreements provide for renewal options and increases in rental payments based upon increases in the consumer price index. Minimum aggregate lease payments for the remainder of the lease terms are as follows:

             September 30,       (in thousands)
             -------------       --------------
                   1997               $    253
                   1998                    246
                   1999                    247
                   2000                    258
                   2001                    163
                Thereafter                 465
                                 --------------
       Total lease commitments        $  1,632
                                 ==============

Net premises and occupancy expenses for 1996, 1995, and 1994 includes approximately $239,800, $137,000 and $148,200, respectively, of rental expenses for bank facilities.

In the ordinary course of business, to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates, the Bank is a party to various financial instruments which are not reflected in the consolidated financial statements. These instruments consist of commitments to extend credit and unused lines of credit available under consumer loan credit lines and involve elements of credit and interest rate risk in excess of the amounts recognized in the consolidated financial statements. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The amount of collateral obtained, if deemed necessary upon extension of credit, is based upon management's credit evaluation of the counterparty.

Loan commitments outstanding at September 30, 1996 and 1995 totaled $9.9 million and $17.3 million, respectively. The loan commitments outstanding at September 30, 1996 consist of variable rate commitments approximating $6.7 million and fixed rate commitments approximating $3.2 million. The later commitments had rates primarily from 6.63% to 8.75%. Unused line of credit available under credit lines aggregated $28.8 million and $34.6 million at September 30, 1996 and 1995. These off-balance sheet commitments generally have fixed expiration dates or other termination clauses.

In addition, the Bank had commitments to sell mortgage loans outstanding at September 30, 1996 totaling $4.8 million with interest rates ranging from 6.50% to 8.75%. At September 30, 1995, there were similar commitments to sell mortgage loans outstanding totaling $34.7 million.

The Bank grants residential, consumer, construction and commercial loans secured generally by real estate to customers located primarily in New Jersey. Accordingly, as with most financial institutions in the market area, the ultimate collectability of a substantial portion of the loan portfolio and recoverability of in-substance foreclosed loans and real estate acquired by foreclosure are susceptible to changes in market conditions.

In the normal course of business, First State may be party to various outstanding legal proceedings and claims. In the opinion of management, the disposition of such legal proceedings and claims will not materially affect First State's consolidated financial statements.



(13) Selected Quarterly Financial Data (unaudited)

Quarterly results from 1996 and 1995 are shown below (in thousands, except per share amounts):

                                                    1996
                                   ----------------------------------------
                                    First    Second      Third      Fourth
                                   --------  --------   --------   --------
Interest income                     11,844    11,601     13,050     12,744
Net interest income                  5,905     5,880      6,928      6,472
Provisions for loan losses             300       900      4,400      3,300
Income (loss) before income taxes    2,263       439     (3,503)    (6,456)
Net income (loss)                    1,505       308     (2,809)    (4,653)
Net income (loss) per share           0.36      0.08      (0.69)     (1.15)


                                                    1995
                                   ----------------------------------------
                                    First    Second      Third      Fourth
                                   --------  --------   --------   --------
Interest income                     10,151    10,907     11,450     11,841
Net interest income                  5,569     5,669      5,724      5,622
Provisions for loan losses             200       300        600        550
Income before income taxes           1,476     1,487      1,332        835
Net income                             961       988        958      1,091
Net income per share                  0.25      0.25       0.24       0.27


(14)  Stock Option Plans

The Corporation has various stock option plans which have been approved by the Corporation's stockholders. The table below details their status at September 30, 1996.

                                                    STOCK OPTIONS                 STOCK AWARDS
                                        -------------------------------------    ---------------
                            Total                             Wht.                                    Total
                           Shares                             Avg.   Options                          Shares
    Plan                 Outstanding      Issued   Vested    Price  Exercised    Issued   Vested     Unissued
-----------------------  -------------  --------  -------  -------  ---------    ------   ------     --------
The 1987 Plan               190,700(a)   190,700  190,700  $  5.50     44,250       N/A      N/A           -
The 1993 Directors Plan      50,800       50,800   12,700  $  6.98     12,700         -        -           -
The 1993 Plan:
  1995 Distribution         254,000       48,700   19,480  $  7.25          -    11,700    4,680
  1996 Distribution                       75,600   15,120  $ 13.25          -    17,100    3,420      95,500

(a) Options that have expired under this plan total 82,550.

On October 14, 1994, Ocean Independent Bank issued shares under an existing stock option plan that converted to 15,443 shares of First State common stock.



(15) Condensed Financial Information of Parent Company

                                                   September 30,
                                             ---------------------
                                                1996         1995
                                             ---------   ---------
Balance Sheets                                    (in thousands)
Assets
   Cash                                      $     59    $    220
   Investments securities available for sale    1,007         964
   Investment securities                            -         410
   Loans receivable                               207         217
   Investments in subsidiaries                 33,965      39,779
   Other assets                                     -           2
                                             ---------   ---------
     Total assets                            $ 35,238    $ 41,592
                                             =========   =========
Liabilities and Stockholders' equity
   Other liabilities                                2           -
   Stockholders' equity                        35,236      41,592
                                             ---------   ---------
     Total stockholders' equity              $ 35,238   $  41,592
                                             =========   =========


                                             Years ended September 30,
                                          -----------------------------
                                              1996      1995      1994
                                          ---------  --------  --------
Statement of Operations:                       (dollars in thousands)
   Dividends from subsidiary              $      -   $ 1,000   $ 1,250
   Other income                                 76        76        31
                                          ---------  --------  --------
     Total income                               76     1,076     1,281

Operating expenses                             109       276       274
Income (loss) before income taxes and
  equity in undistributed earnings of
  subsidiaries                                 (33)      800     1,007
Income tax benefit                             (58)     (384)        -
                                          ---------  --------  --------
Income before equity in undistributed
   earnings of subsidiaries                     25     1,184     1,007
Equity in undistributed earnings (losses)
   of subsidiaries                          (5,674)    2,814     2,494
                                          ---------  --------  --------
Net income (loss)                         $ (5,649)  $ 3,998   $ 3,501
                                          =========  ========  ========

                                                         Years ended September 30,
                                                      ----------------------------
                                                          1996      1995     1994
                                                      ---------  -------- --------
                                                               (in thousands)
Statement of Cash Flows:
Operating activities:
   Net income (loss)                                  $ (5,649)  $ 3,998  $ 3,501
   Net accretion of investment discount                      -       (29)       -
   Provision for losses on loans                             -        50        -
   Decrease in other assets                                  2       218      100
   Increase in other liabilities                             2         -        -
                                                      ---------  -------- --------
   Net cash (used) provided by operating activities     (5,645)    4,237    3,601
                                                      ---------  -------- --------
Investing activities:
   Decrease (increase) in investment in subsidiaries     5,675    (2,845)  (2,417)
   Proceeds from loan repayments                            10         8       20
   Origination of loans receivable                           -       (44)    (154)
   Purchase of investment securities available for sale   (473)     (454)    (510)
   Purchase of investment securities                         -    (1,097)       -
   Proceeds from sale ofinvestment securities available
      for sale                                             430         -        -
   Proceeds from maturities of investment securities       410       716        -
                                                      ---------  -------- --------
   Net cash provided (used) by investing activities      6,052    (3,716)  (3,061)
                                                      ---------  -------- --------
Financing activities:
   Dividends paid on common stock                         (861)     (758)    (476)
   Common stock issued                                     293       190        -
                                                      ---------  -------- --------
   Net cash used by financing activities                  (568)     (568)    (476)
                                                      ---------  -------- --------
(Decrease) increase in cash                               (161)      (47)      64
Cash at beginning of year                                  220       267      203
                                                      ---------  -------- --------
cash at end of year                                   $     59   $   220  $   267
                                                      =========  ======== ========
NON-CASH TRANSFERS:
   Release of Employee Stock Ownership Plan stock     $      -   $     -  $ 1,159
   Cancellation of common shares in conjunction with
     merger                                           $      -   $     -  $   109



(16)  Stockholders' Equity and Regulatory Matters

Subject to applicable law, the Board of Directors of the Bank and of the Corporation may each provide for the payment of dividends.

Future declaration of cash dividends by First State will depend upon dividend payments by the Bank to the Corporation, which is its primary source of income. Under Office of Thrift Supervision ("OTS")
regulations,   if   the   Bank  satisfies   all   applicable   capital
requirements, the Bank is permitted to pay cash dividends during a calendar year in an amount equal to 100% of its net income to date during that calendar year plus 50% of the amount by which its capital exceeds its capital requirements at the beginning of the year. The Bank is required to give 30 days' prior notice to the OTS of the intention to pay a dividend, and the OTS may prohibit the payment of the dividend.

Earnings allocated to bad debt reserves for losses and deducted for federal income tax purposes are not available for dividends or other distributions with respect to the Bank's capital stock without the payment of tax at the then current income tax rate on approximately 150% of the amount so used, assuming a 34% corporate income tax rate.

At the time of conversion from mutual to stock form, a liquidation account was established in an amount equal to the Bank's retained income at December 31, 1986. The liquidation account was established for the benefit of eligible account holders who continue to maintain their accounts at First DeWitt after conversion. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their eligible deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible account holder will be entitled to receive a distribution from the liquidation account in a proportionate amount to the current adjusted eligible account balances then held. The balance of the liquidation account at September 30, 1996 was $69,000 ($1.7 million at September 30,1995).

OTS regulations require savings institutions to maintain minimum levels of regulatory capital. Under the regulations in effect at September 30, 1996, the Bank was required to maintain a minimum ratio of tangible capital to total adjusted assets of 1.5%; a minimum ratio of Tier 1 (core) capital to total adjusted assets of 3.0%; and a minimum ratio of total (core and supplementary) capital to risk-weighted assets of 8.0%.

Under its prompt corrective action regulations, the OTS is required to take certain supervisory actions (and may take additional discretionary actions) with respect to an undercapitalized institution. Such actions could have a direct material effect on the institution's financial statements. The regulations establish a framework for the classification of savings institutions into five categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Generally, an institution is considered adequately capitalized if it has a Tier 1 (core) capital ratio of at least 3.0%; a Tier 1 risk-based capital ratio of at least 4.0%; and a total risk-based capital ratio of at least 8.0%. Under the framework, the Bank's capital levels do not allow the Bank to accept brokered deposits
without   prior  approval  from  regulators.

The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the OTS about capital components, risk weightings, and other factors.

Management believes that, as of September 30, 1996, the Bank meets all capital adequacy requirements to which it is subject. The following is a summary of the Bank's actual capital amounts and ratios as of September 30, 1996 and 1995, compared to the OTS minimum capital adequacy requirements and the OTS requirements for classification as a well-capitalized institution.

                                                            To Be Well
                                                           Capitalized
                                                              Under
                                                              Prompt
                                             Minimum        Corrective
                                             Capital          Action
                             Actual        Requirements     Provisions:
                          --------------  --------------  ---------------
                          Amount  Ratio   Amount  Ratio   Amount  Ratio
                          ------  ------  ------  ------  ------  -------
                                      ( in thousands )
As of September 30, 1996:
Tangible Capital          31,954   5.24%    9,143  1.50%    9,143   1.50%
Core Capital              31,954   5.24%   18,285  3.00%   30,474   5.00%
Tier 1 Risk-Based Capital 31,954   8.14%   15,710  4.00%   23,565   6.00%
Risk-Based Capital        36,921   9.40%   31,419  8.00%   39,274  10.00%


As of September 30, 1995:
Tangible Capital          37,404   5.87%    9,563  1.50%    9,563   1.50%
Core Capital              37,404   5.87%   19,126  3.00%   31,877   5.00%
Tier 1 Risk-Based Capital 37,404   9.27%   16,137  4.00%   24,205   6.00%
Risk-Based Capital        42,448  10.52%   32,273  8.00%   40,341  10.00%


SAIF Special Assessment
The Deposit Insurance Funds Act of 1996 (the "Act") was signed into law on September 30, 1996. Among other things, the Act requires depository institutions to pay a one-time special assessment of 65.7 basis points on their SAIF-assessable deposits, in order to recapitalize the SAIF to the reserve level required by law. The
Corporation's financial statements for the year ended September 30, 1996 reflect a separate charge of $3.1 million this special assessment.



(17)  Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" (Statement 107), requires disclosure of estimated fair value for financial instruments. Fair value estimates, methods and assumption are set forth below for the Bank's financial instruments for which it is practical to estimate those values.

Cash on hand and in banks

For cash on hand and in banks the carrying amount approximates fair value.

Investments   Available  for  Sale,  Investments  and  Mortgage-backed
Securities

The fair value of investments available for sale, investments and mortgage-backed securities, were based on quoted market prices or dealer quotes, if available. If a quoted market price or dealer quote was not available, fair value was estimated using quoted market prices of similar securities.

Stock in Federal Home Loan Bank of New York

The fair value for FHLB stock is its carrying value, since this is the amount for which it could be redeemed. There is no active market for this stock and the Bank is required to maintain a minimum balance based upon the unpaid principal of home mortgage loans and similar obligations.

Loans, Receivable

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans were segregated by type. Each loan category was further segmented into fixed and adjustable rate interest terms.

The fair value of loans is estimated by discounting the future cash flows and prepayments using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining terms.

Cash surrender value of life insurance
The fair value of the cash surrender value of life insurance is the approximate cash value at September 30, 1996 and 1995.

Deposit Liabilities

The fair value of deposits with no stated maturity, such as passbook, NOW, money market and commercial deposit accounts, is equal to the amount payable on demand as of September 30,1996 and 1995. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowed Money

The fair value of borrowed money is the carrying value for short-term obligations while long-term borrowing fair values are estimated using rates available on borrowings with similar terms and maturities.

The estimated fair values of the Bank's financial instruments as of September 30, 1996 and 1995 are presented in the following table. Since the fair value of off-balance-sheet commitments approximates book value, these disclosures are not included.

                                                   1996                1995
                                          ------------------- -------------------
                                              Book      Fair      Book      Fair
                                             Value     Value     Value     Value
                                          --------- --------- --------- ---------
                                                        (in thousands)
Financial assets:
Cash on hand and in banks                 $ 12,395  $ 12,395  $ 11,792  $ 11,792
Investment securities                       24,643    24,355    20,889    20,657
Investment securities,available for sale     9,466     9,466    11,799    11,799
Mortgage-backed securities                  31,024    30,560    18,961    19,002
Federal Home Loan Bank of New York stock     3,404     3,404     3,715     3,715
Loans receivable, net                      480,931   486,529   461,648   465,742
Mortgage loans held for resale               9,106     9,106    67,219    67,642
Cash surrender value of life insurance      11,978    11,978    11,582    11,582
                                          --------- --------- --------- ---------
Financial liabilities:
Deposits                                  $554,320  $553,205  $567,710  $567,126
Borrowed money                               5,928     5,997    23,105    23,159
                                          --------- --------- --------- ---------

Limitations
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Bank's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. The tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.




(18) Recent Accounting Pronouncements

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). This statement establishes financial accounting and reporting standards for stock-based employee compensation plans. SFAS 123 encourages all entities to adopt the "fair value base method" of accounting for employee stock compensation plans. However, SFAS 123 also allows an entity to continue to measure compensation cost under such plans using the "intrinsic value based method." Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, usually the vesting period. Fair value is determined using an option pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock and the expected dividends on it, and the risk-free interest rate over the expected life of the option. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Most stock plans have no intrinsic value at date of grant, and under previous accounting guidance, no compensation cost was to be recognized.

The accounting requirements of this statement are effective for transactions entered into in fiscal years that begin after December 15, 1995. The Bank intends to continue accounting for compensation costs under the intrinsic value based method and will provide pro forma disclosures for all awards granted after October 1, 1995. Such disclosures include net income and earnings per share after the fair value based method of accounting has been applied.

In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS 125). SFAS 125 amends portions of SFAS 115, and extends to all servicing assets and liabilities, the accounting standards for mortgage servicing rights now governed by SFAS 65, and SFAS 122. The statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. Those standards are based upon consistent application of a financial components approach that focuses on control. The statement also defines accounting treatment for servicing assets and other retained interests in the assets that are transferred. SFAS 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996 and is to be applied prospectively. The Bank does not expect the adoption of SFAS 125 to have material effect on its future financial position or results of operations.


FIRST STATE FINANCIAL SERVICES, INC.

Stockholder Information

Executive Offices
     1120 Bloomfield Avenue, CN 2449
     West Caldwell, New Jersey 07007-2449

Market Information for Common Stock
     The common stock is traded over-the-counter and is quoted on NASDAQ National Market System under the symbol "FSFI." At October 29, 1996 there were 1,073 holders of record of First State's common stock, as reported on the NASDAQ National Market System, as well as information regarding dividends declared during such periods.

       Fiscal 1996                              High        Low
       Quarter ended September 30, 1996     $ 13.375   $  12.500
       Quarter ended June 30, 1996            13.625      10.000
       Quarter ended March 31, 1996           13.375      11.750
       Quarter ended December 31, 1995        14.375      12.875


       Fiscal 1995                              High        Low
       Quarter ended September 30, 1995     $ 13.250   $  12.125
       Quarter ended June 30, 1995            12.250       9.250
       Quarter ended March 31, 1995            9.500       6.750
       Quarter ended December 31, 1994         8.750       6.625


Stockholder Relations
     Stockholders are encouraged to contact the Secretary with any questions or comments about their investments. A copy of the Annual Report or Form 10-K for the year ended September 1996, as filed with the Securities and Exchange Commission, will be furnished without charge to stockholders as of the record date upon written request to the Secretary.
     Direct Inquiries to:
               Marie G. Martino, Secretary
               First State Financial Services, Inc.
               1120 Bloomfield Avenue, CN 2449
               West Caldwell, New Jersey 07007-2449
               (201) 575-5800

Registrar and Transfer Agent                 Independent Auditors
     Registrar and Transfer Company                    KPMG Peat
     Marwick LLP
     10 Commerce Drive                            150 John F. Kennedy
     Parkway
     Cranford, New Jersey 07016                        Short Hills,
     New Jersey 07078

Attorneys
     Gaccione, Pomaco and Beck               Luse Lehman Gorman
Pomerenk & Schick
     523 Union Avenue                   5335 Wisconsin Avenue, N.W.
     Belleville, New Jersey 07109            Washington, DC 20015

FIRST STATE FINANCIAL SERVICES, INC.

Officers and Directors

OFFICERS-FIRST STATE FINANCIAL SERVICES, INC
Michael J. Quigley, III                John M. Fields, Jr.
  Chairman, President, and Chief         Vice President
  Executive Officer

Emil J. Butchko                        John H. Isemann
  Vice President and Treasurer           Vice President

Marie G. Martino                       John A. Rogers
  Secretary                              Vice President


DIRECTORS-FIRST STATE FINANCIAL SERVICES, INC.
Henry F. Albinson                      Walter J. Davis
  Attorney, Bloomfield                   Retired: Former Governmant
                                         Relations Manager, AT&T

Frank H. Bridge                        Marie G. Martino
  President, F.H. Bridge &               Secretary, First State
  Associates                             Financial Services, Inc.
                                         Vice President and Secretary,
                                         First DeWitt Bank
June D. Castano
  Writer/Editor-International Renew    Michael J. Quigley, III
                                         Chairman, President, and Chief
                                         Executive Officer
Patrick N. Ciccone, M.D.
  Physician                            Ralph M. Riefolo
                                         President, Riefolo Construction Co.
Theodore F. Cox
  Retired: Former President of
  Cedar Grove Garden Center, Inc.


OFFICERS-FIRST DeWITT BANK
Michael J. Quigley, III                John M. Fields, Jr.
  Chairman of the Board,                 Vice President and Controller
  President and Chief
  Executive Officer
                                       John H. Isemann
Emil J. Butchko                          Vice President, Mortgage Loan
  Senior Vice President and              Officer
  Treasurer
                                       Richard O. Lindsey
John A, Rogers                           Vice President, Commercial Loan
  Senior Vice President                  Officer

                                       Marie G. Martino
Robert H. Blum                           Vice President and Secretary
  Vice President, Consumer Loan
  Officer
                                       Henrik Tvedt, Jr.
Joseph J. Burghardt                      Vice President
  Vice President, Commercial
  Mortgage Officer

Alan M. Chadrijian
  Vice President, Commercial Loan
  Officer


DIRECTOR-FIRST DeWITT BANK
Henry F. Albinson                      Walter J. Davis
  Attorney, Bloomfield                   Retired: Former Governmant
                                         Relations Manager, AT&T

Frank H. Bridge                        Terence J. Gunning
  President, F.H. Bridge &               Chief Operating Offier, Accudart
  Associates

June D. Castano                        Michael J. Quigley, III
  Writer/Editor, International Renew     Chairman, President, and Chief
                                         Executive Officer

Patrick N. Ciccone, M.D.               Ralph M. Riefolo
  Physician                              President, Riefolo Construction Co.

Theodore F. Cox                        Jerold L. Zaro, Esq.
  Retired: Former President of           Partner and President, Ansell
  Cedar Grove Garden Center, Inc.        Zaro Bennett & Grimm

Gary J. Davis
  Managing Partner, McQueeny,
  Davis, Kohm & Partners, Inc.


FIRST STATE FINANCIAL SERVICES, INC.


Branch Location Guide

                        Number for all offices:
                            1-800-537-0079

                           BANKING OFFICES:

Essex County                         Morris County

     463 Washington Avenue                1980 Route 10 West
     Belleville,NJ  07109                 Morris Plains, NJ  07950

     667 Bloomfield Avenue
     Bloomfield, NJ  07003

     60 Belleville Avenue            Ocean County
     Bloomfield, NJ  07003
                                          2518 Old Hooper Avenue
     1072 Broad Street                    Brick, NJ  08723
     Bloomfield, NJ  07003
                                          1161 Burnt Tavern Road
     532 Pompton Avenue                   Brick, NJ  08724
     Cedar Grove, NJ  07009
                                          730 Jamaica Boulevard
     1120 Bloomfield Avenue, CN2449       Toms River, NJ  08757
     West Caldwell, NJ  07007-2449

                                     Sussex County

Monmouth County                           110 River Styx Road
                                          Hopatcong, NJ  07843
     4 Main Street
     Englishtown, NJ  07726

     901 West Park Avenue
     Ocean, NJ  07712

     2500 Belmar Boulevard
     Wall, NJ  07719



                                     All of our offices are a part of
                                     the MAC 24-hour banking network.